5

Follow-Up Materials

06012836

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault SA

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 26 2006

THOMSON FINANCIAL

FILE NO. 82- 4001

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/25/06







RENAULT

2005 Annual Report



Simplified structure of the Renault group at December 31, 2005



Nissan
15%
44.3%
Renault
AB Volvo
20%
100%
Renault Trucks/Mack
Dacia
99.4%
70.1%
Renault Samsung Motors

Renault share performance from December 31, 2001 to December 31, 2005 (€)

CAC 40 and DJ Euro Stoxx Auto indexed on Renault share price at December 31, 2001 (€39.61).

In 2005

Renault: + 11.9%

DJ Euro Stoxx Auto: + 19.9%

CAC 40: + 23.4%



80
70
60
50
40
30
20
January April July October January April July October January April July October January April July October January

	2002	2003	2004	**2005**
Year-end price	44.78	54.70	61.55	**68.90**
High	57.45	60.30	70.40	**82.45**
Low	34.60	29.51	51.35	**61.30**

Renault's share price rose 11.9% to €68.90 at December 31, 2005 against a sluggish economic backdrop caused by macroeconomic uncertainties and lackluster market conditions in Europe. The share, however, did not perform as well as the CAC 40 or the European auto sector indexes.

Dividend per share



€
3
2
1
0
0.92
1.15
1.40
1.80
2.40(1)
2001
2002
2003
2004
2005

(1) Subject to decision of Annual General Meeting of May 4, 2006.

Workforce(1)

at December 31, 2005



200,000
150,000
100,000
50,000
0
137,108
127,864
125,128
124,277
126,584
2001
2002
2003
2004
2005

(1) Excluding employees under early retirement plan (6,247 at December 31, 2005).

Key figures 2005

Automobile market - Europe / Rest of the world (millions of units)

	2001	2002	2003	2004	2005
Europe (*)	**17.7**	**17.2**	**17.1**	**17.5**	**17.5**
Rest of the world	**38.0**	**38.9**	**40.3**	**42.9**	**45.2**

Group market share (%)

	2001	2002	2003	2004	2005
Europe (*)	**11.1**	**11.3**	**11.1**	**10.8**	**10.4**
Passenger cars	10.6	10.7	10.6	10.2	**9.8**
Light commercial vehicles	15.0	15.6	14.9	14.8	**14.4**

Group sales worldwide (units)

	2001	2002	2003	2004	2005
Europe (*)	2,000,368	1,974,098	1,922,019	1,922,275	1,845,048
Rest of the world	412,255	431,010	466,411	568,062	688,380
Worldwide	**2,412,623**	**2,405,108**	**2,388,430**	**2,490,337**	**2,533,428**
Passenger cars	2,074,546	2,063,834	2,055,779	2,108,832	2,141,248
Light commercial vehicles	338,077	341,274	332,651	381,505	392,180

Group sales outside Europe (*)

	2001	2002	2003	2004	2005
(%)	17.1	17.9	19.5	22.8	**27.2**

(*) Western and Central Europe.

Revenues

€ million


40,000
30,000
20,000
10,000
0
36,351
36,336
37,525
40,292
41,338
60.8
61.7
64.5
65.4
67.2
39.2
38.3
35.5
34.6
32.8
2001
2002
2003
2004(1)
2005
Foreign revenues (%)
Domestic revenues (%)

(1) 2004 data restated to IFRS.

Operating margin

€ million


2,500
2,000
1,500
1,000
500
0
473
1,483
1,402
2,115
1,323
2001
2002
2003
2004(1)
2005

(1) 2004 data restated to IFRS.

Net income - Renault share

€ million


3,750
3,000
2,250
1,500
750
0
1,051
1,956
2,480
2,836
3,367
2001
2002
2003
2004(1)
2005

(1) 2004 data restated to IFRS.

Key figures

Worldwide sales: [illegible]

Revenues: [illegible]

Operating margin: [illegible]

Net income (Renault share): [illegible]

Dividend per share: [illegible]

Workforce: [illegible]

(1) Subject to decision of Annual General Meeting on May 4, 2006.



Egeus – a concept car showcasing Renault's creative flair.

Contents

Renault's 2005 Annual Report is supplemented by the Registration Document, filed with the French securities regulator, the "Autorité des Marchés Financiers", and posted on www.renault.com/Finance

2005 in pictures

President and CEO

2005 was an historic year for Renault as Carlos Ghosn took over from Louis Schweitzer. The year also saw continued international expansion, with Logan going into production in Russia, Morocco and Colombia and an agreement signed for production in India. Two major product launches were in the headlines – the 2.0 dCi engine setting new standards for performance and driving pleasure, and Clio III, Car of the Year 2006. Finally, 2005 was a vintage year in Formula 1, with an almost perfect season for the Renault F1 Team, winner of the Drivers' and Constructors' World Championships.



Following the Annual General Meeting of April 29, 2005, the Board of Directors appointed Carlos Ghosn President and CEO, while Louis Schweitzer remained Chairman of the Board of Directors without executive responsibilities – a smooth changeover that won wide recognition for harmonious relationships in the business.


К РАБОТЕ

Logan

Logan made its debut on the fast-growing Russian market at the end of summer. The Avtoframos factory in Moscow came on stream in April, making Russia the second country after Romania to host production of the vehicle.



India

On March 21, 2005 representatives of Renault and Mahindra & Mahindra Ltd. met in Bombay for the signature of an agreement establishing a framework for an Indian joint venture – Mahindra Renault Ltd. – of which Mahindra is to hold 51% and Renault 49%. The agreement calls for production and sales of Logan in India to get under way in 2007.

Engine

In summer 2005, Renault unveiled the first diesel engine developed through its Alliance with Nissan, the 2.0 dCi, available in 150hp and 175hp versions. Offering a winning combination of performance and driving pleasure, the new engine will in time equip Mégane, Scénic, Laguna, Vel Satis, Espace and Trafic.



Clio III

Renault's new standard-bearer in the sub-compact category, the roomy Clio III went to market in summer 2005. Confirming Renault's leadership in safety with a top five-star rating in Euro NCAP crash tests, Clio III won deserved recognition with the Car of the Year 2006 title awarded by a jury made up of 58 auto journalists from 22 European countries.




SANDOZ
HANJIN
MICHELIN

Champions

Just four years after its return to Formula 1, Renault swept the field in 2005, taking the Constructors' World Championship on October 16 three weeks after Fernando Alonso stormed to victory in the Drivers' World Championship. Renault is the first volume manufacturer in history to become world champion with a car designed fully in-house.

From the President and CEO

For Renault, 2005 was a year of transition. On April 29, you entrusted me with the task of carrying on from Louis Schweitzer, to whom I would once again like to pay tribute for his work at the head of the company. Since then, I have rediscovered the company by listening to as many of our staff members as possible at all levels, in all areas of operation and all over the world.

This extensive review reinforced my conviction that Renault has enormous potential. It provided an opportunity to make an in-depth, lucid diagnosis of our position, drawing on collective contributions. From this diagnosis, we decided the strategy of the company, developed a new product plan and prepared action plans for the future.

2005 was also a year of mixed fortunes for Renault, with undeniable successes but also some difficulties in the second half. Successes included highly promising international development, buoyed in particular by Logan, which proved an immediate winner on all its markets. Alongside our partner Nissan, we made concrete progress exemplified by the launches of the Alliance's first engine, the 2.0 dCi, and the TL4 gearbox. The double Formula 1 World Championship title demonstrated Renault's capacity to react rapidly and join forces to achieve breakthrough performances, as did the acclaim given to New Clio, named Car of the Year 2006. But with competition in Europe fiercer than ever and given the current stage in our product cycle, our European sales fell 7.3% in the second half and our full-year operating profit margin declined. The contributions of Nissan and Volvo nevertheless led Renault to post record net income, up 18.7% to set earnings per share at €13.19.
Renault is not in crisis, but remains fragile. Without a strong response in the right direction to make our performance more robust, our vulnerability could lead to a more dangerous, and therefore unacceptable, situation.

The year ahead of us will be decisive. The business environment is difficult and we will be bringing only two new models to market. But it will also be a beginning as we lay the groundwork for future vehicles and deploy our mid-term business plan – Renault Commitment 2009.

This growth plan aims to make and sustain Renault as the most profitable European volume car company.

To achieve this ambition, we will take the offensive with a product drive that is unprecedented in the history of Renault.

Twenty-six new models will be launched during the plan. Renault Commitment 2009 means mobilizing all our forces in the service of three commitments – quality, profitability and growth.

- Quality is both our first duty to our customers and the first commitment of the plan. The future Laguna will embody this commitment by ranking among the top three cars in its segment for product and service quality. The progress achieved will be applied with the same diligence across the entire range.
- Profitability is the second commitment. We will raise our operating profit margin to 6% of revenues through unwavering efforts to contain costs and expand our product offering. Renault's short-, medium- and long-term management will be focused on customers and driven by profit.
- Our third commitment is to sell an additional 800,000 units in 2009 as compared to 2005. Our ambitious growth objective will be achieved by reinforcing the product range and making significant progress in quality and technology. This drive will be supported by technological advances achieved through the synergies generated with Nissan in the Alliance. We are preparing a full range of alternative technologies to reduce fuel consumption and CO_2 emissions. We will also continue to innovate in passive safety to consolidate our European leadership in this field. Sustainable development is central to our strategy as well, reflecting our concern for the protection of people and the environment, a core value of the company.

The commitments made in this plan are fully transparent, and I will give you regular reports on the progress made. As shareholders, you have a stake in the success of the company, and we are aiming for a linear and significant increase in our dividend to €4.50 in 2009. You can count on the dedication of the men and women in our company who will be putting all their talent and conviction to work to make Renault – in the framework of the Alliance – a great company with a sustainable, high performance in the global automotive industry.

Carlos Ghosn Bitar



Carlos Ghosn
Renault President and CEO

Renault Commitment 2009

Three commitments

Renault Commitment 2009 aims to make and sustain Renault as the most profitable European volume car company. It is based on three major commitments.

Position the next Laguna, which will be launched in 2007, among the top three models in its segment in terms of product and service quality

Independent organizations will be charged with measuring success in terms of attractiveness, reliability, durability and customer satisfaction with sales and services in Renault's showrooms and repair shops. Laguna will be the standard-bearer for quality. The progress made on this product will be applied with the same diligence to the rest of the lineup throughout the world.

Achieve an operating profit margin of 6% in 2009

This achievement – which will be a record for Renault – will be surpassed the following year. It will make and sustain Renault as the most profitable European volume car company, comparing as it does with the 3.6% average posted by major automakers in 2005. In the industry, there are the winners with margins over 6% and growing market share, and those that are destroying value with margins under 2% and declining market share. Renault is currently in the middle, with performances since 1999 sometimes placing it in one group, sometimes in the other. The goal is thus to ensure that Renault consistently counts among the winners.

Profitability commitment



% of revenues
Operating profit margin
8
7
6
5
4
3
2
1
0
-1
-2
6%
1991 1993 1995 1997 1999 2001 2003 2005 2007 2009

Sell an additional 800,000 units in 2009 as compared to 2005

Consolidation and expansion of the lineup combined with significant progress in quality and technology will drive sales growth representing an additional 800,000 units from 2005 to 2009. Renault's sales outside Europe will grow from 27% of total sales in 2005 to 37% in 2009, an increase of 80%.

Growth commitment



'000s of units
Renault sales worldwide
4,000
3,000
2,500
2,000
1,500
3,333
+ 800
In 3 years
2,533
2,118
+ 400
In 7 years
1990
1998
2005
2009

Renault Commitment 2009:

- ☐ ***Quality: Position the next Laguna among the top three models in its segment;***
- ☐ ***Profitability: Achieve an operating profit margin of 6% in 2009;***
- ☐ ***Growth: Sell an additional 800,000 units, the strongest growth in Renault's history.***


RENAULT s'engage

Members of the Group Executive Committee at the announcement of Renault Commitment 2009.
Left to right: Thierry Moulonguet, Michel de Virville, Michel Gornet, Carlos Ghosn, Patrick Pélata, Patrick Blain and Jean-Louis Ricaud.

Target dividend growth

The robust growth and high operating profit margin Renault is committed to will offer scope for a significant increase in the dividend. The Board of Directors will be asked to put a resolution to the Annual General Meeting calling for a linear rise in the dividend.

The objective in 2009 is €4.50 per share, compared with €1.80 in 2005.

Dividend proposal


€ per share
Dividends paid*
5.0
4.0
3.0
2.0
1.0
0
1.80
2.40
4.50
2005
2006
2007
2008
2009

** Dividend actually paid each year.*

Renault Commitment 2009

An unprecedented product offensive in Renault's history

As the focus of Renault's commitment to quality, the new Laguna will spearhead an unprecedented offensive for the expansion and renewal of the product lineup starting in 2007 to achieve the objectives defined in Renault Commitment 2009.

Renault will launch 26 new products over the duration of the plan – two in 2006 and an average of eight a year from 2007 to 2009. The average age of Renault models sold in Europe will drop from 3.8 years in 2005 to 2.2 years in 2009. Half of the 26 new models will renew current offerings and the other half will expand the lineup.

But quality rather than quantity will be the key to renewal, with products better focused on customers' needs and aspirations. The goal is to offer customers, everywhere in the world, cars that are more appealing, more relevant and more Renault.

Focus on customers means focus on quality, and, importantly, the quality campaign that began in 2002 got new impetus with the Renault Excellence Plan in 2005. The results speak for themselves: Modus is in the top third of its segment for quality, and first indications show that New Clio is doing even better.

On this basis, the product offensive will result in widening the lineup in four directions:

- Firstly, Renault will creatively and rigorously renew the pillars of the existing range – the Mégane family, Twingo, Kangoo and Master;
- Secondly, the company will develop a luxury range. Altogether eight new Renault and Renault Samsung Motors cars, among them the future Laguna, will be targeting this segment, with the last three to be rolled out in 2010. As a result, sales of cars priced above €27,000 – the usual threshold defining the top of the market – will double.
- Thirdly, Renault will launch innovative and relevant SUVs, 4x4s, crossovers and niche vehicles with targeted appeal in the middle as well as at the top of the range;
- Fourthly, Renault will develop products to support growth in markets outside Europe. Several new models will be developed on the Logan platform, plus three for the domestic market in Korea and exports from that country. Renault will also launch at least five cars in Latin America during the plan.

By taking customer expectations as the primary source of inspiration for all decisions, Renault intends to excel in bringing clever solutions to customers' rational needs and also to their emotional desires.

In the same spirit, the company is considering ways to reinforce the Renault brand and regain the sort of recognition won in the 1980s and 1990s with cars like Espace, Twingo and Scénic.

To achieve that, the Renault brand must again carry a promise of warmth, practical intelligence and *joie de vivre*.



Renault's new Clio III was voted *Car of the Year 2006*.

Product plan 2006-2009: 26 new models


26
2006 2007 2008 2009
2 8 7 9
13
Expansion models
13
Replacement models



The Altica concept car combines the styling of a station wagon with high standards of traveling comfort.

Among the world's top three for CO_2 emissions

Renault will be backing up its product offensive with continuous efforts to develop technologies, drawing support from the Alliance with Nissan. The company will pursue innovation in passive safety – in order to maintain its leadership position in Europe – as well as fuel economy and CO_2 emissions. Within the Alliance, Renault is preparing a full range of alternative technologies, such as hybrids, fuel cells, electric vehicles and continuously variable transmissions. In France, by the end of the plan, Renault fuel cell vehicles equipped with the latest Alliance technologies will be tested.

At the same time, efforts will continue to optimize traditional powertrains. Today, biofuels offer the most effective way of reducing CO_2 emissions. Based on Renault's existing flex-fuel technology on sale in Brazil, 50% of its gasoline-powered engines sold in Europe in 2009 will be able to operate with a mixture of gasoline and ethanol.


RENAU

Renault will continue to optimize traditional powertrains.

By then, all Renault diesel engines will also be able to run on 30% diester*. The first biofuel cars will be launched at the end of 2006.

Today, Renault already ranks among the top three European automakers for fuel economy and CO_2 emissions. In 2004, one out of every four cars sold in Europe emitting less than 120g/km was a Renault. The company will maintain that position over the next four years. By 2008, Renault will sell 1 million cars emitting less than 140g/km of CO_2, of which one-third will be below 120g/km.

** Diester is a fuel obtained from vegetable or animal oil.*

Renault: efficient lineup in fuel economy and CO_2 emissions


CO2 (g/km)
200
190
180
170
160
150
140
130
1996
1998
2000
2002
2004
KAMA
JAMA
ACEA
RENAULT
Source: AAA

KAMA: Korean Automobile Manufacturers Association
JAMA: Japan Automobile Manufacturers Association
ACEA: European Automobile Manufacturers Association

Mobilizing resources for success

Renault will be continuing its drive to enhance competitiveness with a cost reduction program and optimized investments, drawing support from synergies with Nissan through the Alliance.

Renault is aiming for a significant reduction of all costs between now and 2009. Objectives include reducing purchasing costs by 14% in three years and manufacturing costs by 12% in four years, with the latter to be achieved mainly through productivity gains and an increase in the capacity utilization rate from 60%* in 2005 to over 75% in 2009.

Logistics costs will come down 9% over four years despite very high energy prices that erode productivity gains, with improved international performances a main focus. General and administrative costs will be reduced from 5.1% of revenues to less than 4% by the end of the plan. All support functions are committed to achieving world-class performance as measured by an independent global benchmarking firm.

Total distribution costs per unit, including incentives, are to come down 8% in Europe. This reduction will be achieved in part through an enhanced brand, an enriched product plan, and a focus on more profitable distribution channels, such as retail sales.

In addition to these operating cost reductions, Renault will optimize the cost of its investments. The objective is to reduce the cost of investments by 50% to reach the best level in the automotive industry. It is not a question of halving investments; rather it is a question of doing twice as much with the same amount. The plan is ambitious, but Renault will concentrate its investments on its core business – anything that is not core is open to outside partnerships.

Vehicle and powertrain engineering are central to the plan, both in developing the number of products and technologies but also in sourcing them from the company's global production sites. In order to achieve this while containing costs, engineering will be partially decentralized to Renault's major manufacturing sites in Romania and Korea. Renault will also reinforce its engineering presence in Brazil. Furthermore, engineering's reactivity will be fueled by improved internal processes and by a 20% reduction in the number of parts per program. Globally, engineering headcount will increase by 3,000 people. However, R&D expenses and investments will not exceed 11.5% of revenues in the period from 2006 to 2009.

Beyond Renault's own efforts, the company will obviously benefit fully from the synergies that it has developed with Nissan in the Alliance – sharing platforms, powertrains, interchangeable components and common purchasing through the Renault-Nissan Purchasing Organization. This will be an important factor in moves targeting segments such as 4x4s, crossovers and sports vehicles that are new for Renault. In this, as in other areas, the Alliance will make a significant contribution to the achievement of Renault Commitment 2009.

** Renault's standard capacity utilization rate is calculated on the basis of a full capacity rate of 5,000 hours per year. This rate is more demanding than the one usually reported by the industry, which runs between 3,760 to 4,000 hours per year.*

Resources to achieve Renault Commitment 2009

- ***Purchasing: - 14% in three years***
- ***Manufacturing: - 12% in four years***
- ***Logistics: - 9% in four years***
- ***General and administrative costs: less than 4% of revenues in 2009***
- ***Total distribution costs per unit in Europe: - 8%***
- ***Optimized cost of investments: - 50% target***

Renault Commitment 2009 structures management around regions, functions and programs. The resulting cross-functional organization places customers at the heart of decision-making processes and calls for greater emphasis on profit as the only indicator that shows whether Renault is doing its job well.

There are five regions: the Americas, Asia-Africa, Euromed, Europe (outside France) and France. Each is headed by a Regional Management Committee (RMC) presided by a Leader belonging to senior management, while RMC members represent all functions on all market segments in the countries concerned. RMCs are responsible and accountable for their region's contributions to the company's profitability. This new management structure means that decisions will be taken as close as possible to the field to ensure that Renault's products and services are adapted to the needs of customers everywhere in the world.

A second important change is globalized functions, such as engineering, sales and manufacturing. International development now concerns all the functions of the company. Their representation in the Regional Management Committees ensures that they make a full contribution to operations on all Renault's markets. Each function is responsible and accountable for its performance globally.

A third key point is program management. Program directors will be responsible and accountable for their vehicle's contribution to the company's profitability in all markets during every stage in the vehicle lifecycle, including associated services such as aftersales and financing.

Program management supports the optimization of customer value for each vehicle. Renault has put various processes in place so that the customer's voice will be acted upon from the first ideas right on through each milestone of the project.

Finally, 11 Cross-Functional Teams (CFT) further reinforce cross-functional management. Counting 500 employees from all functions, CFTs have each been assigned responsibility for a major topic, such as business development, competitiveness, or speed and simplicity.

Their common goal is to help raise overall profitability, measuring the results achieved by each function and in each area of operation against the best performances and practices worldwide to provide continuing incentives for improvement. Their work has identified a potential operating profit improvement of €1 billion, of which less than one-third is factored into Renault Commitment 2009.



Each Cross-Functional Team works on a major topic, such as business development or competitiveness.

Corporate governance

Board of Directors at December 31, 2005



Louis Schweitzer
Chairman of the Board
Chairman of the Appointments and Governance Committee
Age 63

Number of shares: 87,845 and 4,578 ESOP units
Date of first term: May 1992
Current term expires (AGM): 2009



Carlos Ghosn
President and CEO
President and CEO, Nissan Motor Co., Ltd.
President of the Alliance Board and Renault Nissan b.v.
Age 51

Number of shares: 1,700
Date of first term: April 2002
Current term expires (AGM): 2006



Yves Audvard
Renault Advanced Process Design Engineer
Director elected by employees
Member of the International Strategy Committee
Age 53

Number of shares: 6 and 82 ESOP units
Date of first term: November 2002
Current term expires (AGM): 2008



Michel Barbier
Renault Working Conditions Technician
Director elected by employees
Member of the International Strategy Committee
Age 50

Number of shares: 141
Date of first term: November 2002
Current term expires (AGM): 2008



Alain Champigneux
Document Manager, Quality Department
Director elected by employees
Member of the Accounts and Audit Committee
Age 52

Number of shares: 497 ESOP units
Date of first term: November 2002
Current term expires (AGM): 2008



François de Combret
Senior Advisor to Union de Banques Suisses
Member of the Remuneration Committee
Age 64

Number of shares: 1,000
Date of first term: July 1996
Current term expires (AGM): 2008



Charles de Croisset
Vice Chairman, Goldman Sachs Europe
Independent Director
Member of the Accounts and Audit Committee
Age 62

Number of shares: 1,000
Date of first term: April 2004
Current term expires (AGM): 2008



Jean-Louis Girodolle
Inspector of Finance and Deputy Director, Treasury & Economic Policy Department, Ministry of the Economy, Finance and Industry
Member of the Accounts and Audit Committee
Age 37

Number of shares: none[1]
Date of first term: October 2003
Current term expires (AGM): 2007



Itaru Koeda
Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co., Ltd.
Age 64

Number of shares: 500
Date of first term: July 2003
Current term expires (AGM): 2009



Marc Ladreit de Lacharrière

Chairman and Chief Executive Officer, Fimalac - Independent Director
Member of the Remuneration Committee and the Appointments and Governance Committee - Age 65

Number of shares: 1,020
Date of first term: October 2002
Current term expires (AGM): 2006



Dominique de La Garanderie

Attorney, former Chair of the Paris Bar Association - Independent Director
Member of the Accounts and Audit Committee and the Appointments and Governance Committee - Age 62

Number of shares: 150
Date of first term: February 2003
Current term expires (AGM): 2009



Bernard Larrouturou

Managing Director, CNRS
Member of the International Strategy Committee
Age 47

Number of shares: 1[1]
Date of first term: February 2000
Current term expires (AGM): 2008



Henri Martre

Honorary Chairman, Aérospatiale
Independent Director
Chairman of the International Strategy Committee
Age 78

Number of shares: 328
Date of first term: July 1996
Current term expires (AGM): 2007



Jean-Claude Paye

Attorney
Independent Director
Member of the Accounts and Audit Committee and the International Strategy Committee - Age 70

Number of shares: 20
Date of first term: July 1996
Current term expires (AGM): 2006



Franck Riboud

Chairman and Chief Executive Officer, Danone Group - Independent Director
Chairman of the Remuneration Committee
Age 49

Number of shares: 331
Date of first term: December 2000
Current term expires (AGM): 2006



Georges Stcherbatcheff

Renault Representative for Industry-wide Standardization
Director elected by employees
Member of the International Strategy Committee - Age 59

Number of shares: 2,167 ESOP units
Date of first term: April 2004
Current term expires (AGM): 2009



Robert Studer

Former Chairman, Union de Banques Suisses
Independent Director
Chairman of the Accounts and Audit Committee - Age 67

Number of shares: 1,000
Date of first term: July 1996
Current term expires (AGM): 2007

(1) Civil-service regulations prohibit these Directors, as representatives of the French state, from owning company shares.

Corporate governance

Activities of the Renault Board of Directors

The Board met eight times in 2005. At each meeting, senior management gave a review of financial, sales, manufacturing and technical items for all the company's businesses and answered questions from members of the Board. Main items discussed were as follows.

Accounts and budget

The Board adopted the 2004 consolidated full-year and half-year financial statements and set the dividend to be proposed to the Annual General Meeting. It also examined the impact of the switch to International Financial Reporting Standards (IFRS) on consolidated financial statements for 2004.

The Board adopted the 2006 operating and investment budget.

Corporate governance

In 2005 Renault separated the position of Chairman of the Board of Directors and that of President and CEO as announced, with Louis Schweitzer taking up the former position and Carlos Ghosn the latter. The Board also set up two separate committees, one responsible for Appointments and Governance and the other for Remuneration, to replace the former Appointments and Remuneration Committee.

The Board conducted a simplified self-evaluation of its operations, confirming the positive findings of the 2004 audit. It also adopted the Chairman's report on internal control.

Group strategy

The Board reviewed progress on the strategic goals defined in the three-year plan for 2005-2007 and considered the management report on the state of business that is to provide the basis for the plan presented in 2006. On the same occasion, it reviewed organizational projects under way.

The Board authorized the President and CEO to make an offer for the purchase of minority interests in Renault Argentina SA. It examined financing for the Technocentre, as well as quality policy and the place of Logan in the Group's international strategy.

The Board approved plans for a site in India and was informed of progress on projects for Iran and China.

Alliance

The Board was apprized of the decisions and proposals of the Alliance Board. It authorized the President and CEO to sign documents for the establishment of the Alliance as amended to reflect changes in governance at Renault.

Audit of the Board of Directors

- On December 13, 2005 the Board of Directors conducted a simplified self-evaluation of structure, organization and operating procedures. This followed up the detailed assessment conducted in December 2004, a procedure repeated every three years.
- The self-evaluation confirms the positive findings of 2004, with directors recognizing the quality of the organization and its operation. They referred in particular to the frequency of meetings, the relevance of agendas and the background documentation supplied, the quality of deliberations and respect for confidentiality. The presence of independent directors and that of directors representing employees were their main reasons for satisfaction with the composition of the Board.
- Areas for improvement were nonetheless identified. Recommendations included more regular information between Board meetings, more detailed information on competition and competitors, greater involvement of the Board in Alliance strategy, and an annual Board review of risk based on proposals from the Accounts and Audit Committee.



Annual General Meeting of Shareholders on April 29, 2005.

Activities of the Board Committees

Since its meeting of April 29, 2005, the Board of Directors has counted four specialized committees.

The Accounts and Audit Committee

Chaired by Robert Studer, the Committee's other members are Alain Champigneux, Charles de Croisset, Dominique de La Garanderie, Jean-Louis Girodolle and Jean-Claude Paye. Four are independent directors. In 2005, the Committee met four times and reviewed consolidated financial statements and the single-entity financial statements of Renault SA for 2004 and the first half of 2005, considering the methods applied for the switch to IFRS for 2004 consolidated financial statements, together with the financial impact of the change. It also considered the dividend to be proposed in respect of the 2005 financial year, fees of Statutory Auditors and their organizations, the internal audit plan and Group taxation management.

The Remuneration Committee

Chaired by Franck Riboud, the Committee's two other members are François de Combret and Marc Ladreit de Lacharrière. All three are independent directors. In 2005, the Committee met twice and considered the stock option program for the year, as well as the remuneration of the Chairman of the Board, the President and CEO and members of the Executive Committee.

The Appointments and Governance Committee

Chaired by Louis Schweitzer, the Committee's two other members are Marc Ladreit de Lacharrière and Dominique de La Garanderie, both independent directors. In 2005, the Committee met twice and its principal concerns included the composition of the Board of Directors, the Board's new internal regulations reflecting changes in governance and reorganization of independent directorships on the basis of criteria set out in the joint report of business associations AFEP and MEDEF.

The International Strategy Committee

Chaired by Henri Martre, the Committee's other members are Georges Stcherbatcheff, Yves Audvard, Michel Barbier, Bernard Larrouturou, and Jean-Claude Paye, of whom two are independent directors. In 2005, the Committee met once to consider Renault's position in China and the Mercosur countries, as well as the Logan program.

Management team

at February 1, 2006

Group Executive Committee



Carlos Ghosn

President and Chief Executive Officer,
Age 51

Ecole Polytechnique and Ecole des Mines. In 1996, after 18 years at Michelin, he joined Renault as Executive Vice President in charge of operations in Mercosur countries as well as Advanced Research, Car Engineering, Car Manufacturing, Powertrain Operations and Purchasing.
In 1999, he was appointed Nissan's Chief Operating Officer and then became the company's President and Chief Executive Officer in 2001. President and Chief Executive Officer of Renault since May 2005, he remains President and Chief Executive Officer of Nissan.



Patrick Blain

Executive Vice President, Sales and Marketing
Leader, Europe
Age 53

Ecole des Mines. Master's Degree in Economics. Master of Science, Stanford University. Joined Renault in 1977. Senior Vice President, Market Area France and member of the Renault Management Committee in 1998, then Senior Vice President, Market Area Europe in 2000. On January 1, 2005, he was appointed Executive Vice President, Sales and Marketing, and became a member of the Group Executive Committee and the Renault-Nissan Alliance Board.



Patrick Pélata

Executive Vice President, Plan, Product Planning and Programs
Leader, Asia-Africa
Age 51

Ecole Polytechnique, Ecole Nationale des Ponts et Chaussées. Doctorate from EHESS. Joined Renault in 1984. Senior Vice President, Vehicle Engineering Development, and a member of the Management Committee in 1998. In 1999, Nissan Executive Vice President, Corporate and Product Planning, Design and Programs, and a member of the Executive Committee. He was appointed Executive Vice President, Plan, Product Planning and Programs with the Renault group and became a member of the Group Executive Committee on July 1, 2005. He is also a member of the Renault-Nissan Alliance Board.



Michel Gornet

Executive Vice President, Manufacturing and Logistics
Leader, France
Age 59

Ecole Polytechnique.
Harvard Business School.
Joined Renault in 1968.
Appointed General Manager of the Billancourt plant in 1986, then General Manager of the Sandouville plant in 1989. He became Senior Vice President, Manufacturing in 1994 and joined the Renault Management Committee at that time. Appointed Executive Vice President, Manufacturing and Logistics, he became a member of the Group Executive Committee on January 1, 2005.



Thierry Moulonguet

Executive Vice President, Chief Financial Officer
Leader, Americas
Age 55

Ecole Nationale d'Administration. Joined Renault in February 1991 as Head of Group Financial Relations, before being appointed Vice President, Controller of Capital Expenditures in 1996. In 1999, following the signature of the Renault-Nissan Alliance agreement, he joined Nissan Motor in Japan as Deputy Chief Financial Officer. In 2000, he was appointed Chief Financial Officer of Nissan and on January 1, 2004, he became Executive Vice President and Chief Financial Officer of Renault, as well as a member of the Group Executive Committee.



Jean-Louis Ricaud

Executive Vice President, Engineering and Quality
Age 53

Ecole Normale Supérieure, *Agrégation* in mathematics. Chief Engineer at the Ecole des Mines. Began his career at Cogema. Joined Renault in early 2002 as Senior Vice President, Quality, and became a member of the Renault Management Committee. He was appointed Executive Vice President, Engineering and Quality, and has been a member of the Group Executive Committee and the Renault-Nissan Alliance Board since January 1, 2005.



Michel de Virville

Corporate Secretary General
Executive Vice President, Renault Group Human Resources
Age 60

Doctorate in mathematics. Research engineer at the CNRS (National Center for Scientific Research). Ministry of Labor (1986). Advisor at the Auditor-General's Department. Joined Renault in 1993. Became Head of the Human Resources Department in 1996 and was appointed Corporate Secretary General with responsibility for the Group's Human Resources in 1998. He became a member of the Group Executive Committee on July 1, 1993.

Carlos Ghosn*
President and Chief Executive Officer

Patrick Blain*
Executive Vice President,
Sales and Marketing

Marie-Christine Caubet
Senior Vice President, Market Area Europe

Jacques Chauvet
Senior Vice President, Market Area France

Jean-Pierre Corniou
Senior Vice President,
Chief Information Officer

Marie-Françoise Damesin
Senior Vice President, Corporate Communications

Alain Dassas
Senior Vice President, Finance

Rémi Deconinck
Senior Vice President, Product Planning

Odile Desforges
Senior Vice President, Purchasing
Chairman and Managing Director, Renault-Nissan Purchasing Organization (RNPO)

Jean-Baptiste Duzan
Senior Vice President, Corporate Controller

Michel Faivre-Duboz
Senior Vice President, Vehicle Engineering Development

Philippe Gamba
Chairman and Chief Executive Officer, RCI Banque

Manuel Gomez
Special Advisor to the President and Chief Executive Officer

Michel Gornet*
Executive Vice President,
Manufacturing and Logistics

Kazumasa Katoh
Senior Vice President, Powertrain Engineering

Philippe Klein
Senior Vice President, CEO Office

Jacques Lacambre
Special Advisor to the Executive Vice President, Engineering and Quality

Patrick le Quément
Senior Vice President, Corporate Design

Benoît Marzloff
Senior Vice President, Strategy and Marketing

Luc-Alexandre Ménard
Senior Vice President, Public Affairs
Chairman of Dacia
Leader, Euromed

Bruno Morange
Senior Vice President, Light Commercial Vehicles

Thierry Moulonguet*
Executive Vice President,
Chief Financial Officer

Patrick Pélata*
Executive Vice President,
Plan, Product Planning and Programs

Pierre Poupel
Senior Vice President, Mercosur

Jean-Louis Ricaud*
Executive Vice President,
Engineering and Quality

Yann Vincent
Senior Vice President, Quality

Michel de Virville*
Corporate Secretary General
Executive Vice President,
Renault Group Human Resources

* *Members of the Group Executive Committee.*

Mégane remained the best-selling car in Europe in 2005 across all vehicle classes.



Renault shareholders

Building lasting ties

Renault shareholders at December 31, 2005


Individual shareholders: approx. 5%*
French institutional investors: approx. 18%*
62.7%
Foreign institutional investors: approx. 40%*
15.3%
15%
3.4%
3.6%
French state
Nissan
Treasury stock
Employees
Free float

** Estimates based on a survey conducted on September 30, 2005.*

A survey of holders of Renault bearer shares conducted on September 30, 2005 to assess free float showed that individuals held a little under 5% of equity and institutional investors 58%, including 18% held by French institutions and 40% by foreign institutions. The 10 largest institutional shareholders together held 19%.



An insider's view of the Flins factory for Renault shareholders.

Laurels for Renault financial communications in 2005

Renault won the *Trophée d'or des Assemblées Générales*, which counts five evaluation criteria: presentation of financial statements, dividend policy, highlights of the year, corporate governance, and shareholder relations and dialogue.

The jury noted in particular the quality of corporate governance and communications concerning Carlos Ghosn's succession to Louis Schweitzer as President and Chief Executive Officer, which was announced three years ago.

Renault also took third place in the *Fils d'or* awards for the shareholder relations of companies represented in the CAC 40 index, as it did in the previous year.

Finally, the Finance section of **www.renault.com** placed second for the second year in *Grand Prix Boursoscan* rankings of financial communications on the sites of 79 listed companies.

Keeping all shareholders in the picture

Ever since its shares began trading on the stock market in 1994, Renault has demonstrated its commitment to transparency with a regular flow of clearly presented *information of the same quality for all individual* and institutional shareholders.

- **Winning the loyalty of individual shareholders**

The Renault Shareholders' Club set up in May 1995 to consolidate loyalty now counts over 10,700 members, who receive regular updates on Group business through quarterly newsletters and other channels. They can also visit factories and other Renault sites and attend events giving them an opportunity to learn more about the automotive industry and Renault's products.

To offer opportunities for personal contacts, Renault also organizes regular meetings in cities around France. In 2005, shareholders were thus able to meet Group representatives at events in Lille, Nantes, Strasbourg, Toulouse, Biarritz, Clermont-Ferrand, Mulhouse and Rennes.

Since 1996, Renault has also had a Shareholders' Advisory Committee, confirming its commitment to providing individual shareholders with information suited to their needs. The Committee's 12 members met four times in 2005, discussing issues that included consistency of different information channels, internet communications for shareholders and the future format of the annual report.

- **Maintaining close relationships with institutional investors in all parts of the world**

Renault is also dedicated to ongoing relationships with financial analysts and institutional investors in France and other countries. To this end, it organizes analysts' meetings in connection with its announcements of financial results or exceptional events, as well as individual meetings with investors throughout the year at Group headquarters and venues outside France. Managers also speak for the Group at conferences bringing together intermediaries and investors in Europe and the US as well as at major auto shows such as those in Geneva and Frankfurt. They also contribute to events such as the presentation of the financial implications of the Clio III launch on the occasion of the test-drives organized in Sardinia in autumn 2005.

Financial announcements in 2006

February 9	2005 results and mid-term business plan
April 24	First-quarter 2006 revenues
May 4	Annual General Meeting
May 15	Dividend payment[1]
July 27	First-half 2006 results
October 25	Third-quarter 2006 revenues

(1) Depending on the date proposed by the Board of Directors, subject to approval of the Annual General Meeting on May 4, 2006.

Risk management

Renault makes it a constant priority to control all the risks its operations and plans entail, including financial, operational and legal risks.

Risk management is an integral part of the Group's operational management, while its partners Nissan and Volvo take responsibility for this in their own businesses. It is organized on the basis of dual responsibilities.

- At corporate level, the Risk Control unit within the Audit Department defines appropriate methods on the basis of a structured overview, identifying and mapping risks to allow effective monitoring and prevention.
- The entities in charge of major business processes implement the guidelines defined at corporate level and identify their know-how and experts needed to assess and rank risks as well as offer solutions for their limitation.

Illustrating this approach, special care is taken for risk relating to:

- internationalization, in particular in connection with financial risks within each country and foreign exchange risk from trade with emerging-market countries;
- product and product quality, particularly as regards user safety and customers' understanding of complex functions;
- suppliers, which means monitoring their financial positions as well as their compliance with environmental and HR standards;
- the environment, allowing for the impact of both plant operation and vehicle design;
- information systems as regards reliability and security.

Market capitalization – Renault placed seventh worldwide in automobile manufacturing

(€ billion)



158.2
44.7
44.4
38.7
24.8
21.5
19.6
18.3
16.8
11.8
50
40
30
20
10
0
Toyota 1
Honda 2
Daimler Chrysler 3
Nissan 4
BMW 5
Hyundai Motor 6
Renault 7
VW 8
Volvo AB 9
Ford 10

Source: Reuters

On the basis of a share price of €68.90, Renault's market capitalization stood at €19.6 billion at December 31, 2005, compared with €17.5 billion a year earlier.

Shareholder information

Mail:
Investor Relations - 27-33 Quai Le Gallo, 92512 Boulogne-Billancourt Cedex, France.
E-mail: communication.actionnaires@renault.com.

Telephone:
Interactive voice response system: 0 800 650 650 (toll-free in France) and +33 (0)1 76 84 59 99.
Renault group employee shareholders hotline: +33 (0)1 76 84 33 38 / +33 (0)1 76 84 31 74.

Consult all our documents and watch live broadcasts of major Group events (AGM, earnings releases):
Website: www.renault.com/Finance.

To register your Renault shares in bearer form:
BNP PARIBAS - Securities Service - Actionnariat Renault, Immeuble Tolbiac, 75450 Paris Cedex 09, France - Tel.: +33 (0)1 40 14 89 89.

A dynamic lineup


RENAULT

Clio III, Renault's new standard-bearer for sub-compacts, has been on the market since September 2005.



Renault's sales showed a moderate 1.7% rise in 2005, a result partly attributable to the success of the lineup on international markets. While sales slipped 4% in Western and Central Europe, business remained on a firm track in other parts of the world with sales up 21.2%.

Concept cars

Egeus – a top-end SUV

Renault unveiled Egeus at the Frankfurt Motor Show in September 2005. Designed in the Corporate Design Department competitions – the first stage in all new projects – Egeus is a sport utility vehicle whose lines nonetheless recall a top-of-the-range sedan. As Patrick le Quément, Renault's Senior Vice President, Corporate Design, puts it, "Egeus is an SUV for city driving and the open road, a sort of 'tall coupé' that combines *driving pleasure with elegance and sportiness.*"

The project's originators had twin goals in mind: contribute to the emergence of new ideas for the future at the top end of the market, while developing a compelling design concept with an elegant, unobtrusive style and standards of traveling comfort not found in a traditional sedan.

Development of the concept car brought a string of innovations in its wake, including a smart speedometer that displays the optimum speed calculated by the GPS navigation system. The engine is a 3.0-liter V6 diesel generating 250hp, equipped with a particulate filter and meeting Euro IV emission standards.

Suppliers also contributed to innovation, with equipment including Michelin Eden Weiss tires designed to better withstand friction and, by the same token, reduce fuel consumption and CO_2 emissions.

Twin-curved sides create a play of light for added flow.







The speedometer displays the recommended speed in the center. In all-terrain mode, the dashboard has a display showing the car's attitude.

Zoé – city style



Rounded pillars frame a panoramic windshield.



A bright interior features a glazed roof with two transparent strips featuring LEDs to create a starry canopy for night driving.

Zoé, the concept car presented at the Geneva Motor Show in March 2005, is a top-end compact suited to city driving, a vehicle type that is a main theme for reflection at Renault, alongside its commitment to sustainable mobility. As Patrick le Quément explains, "Research shows that cars carry 1.4 people on average, but two-seat interiors are perceived as cramped. Zoé therefore has three full-size seats plus a roomy trunk behind the driver's seat, all built into a compact architecture."

Zoé offers a surprisingly roomy interior for a car its size, and seating can be rearranged in several ways as needed. Another innovation is the scope for personalization of the interior offered by the Pass system, based on a control-pad that programs preferred settings. Glass roof panels with inlaid LEDs provide a steady source of light, and create a starry canopy for night driving. Under the hood, Zoé is equipped with a new turbocharged Renault 1.2-liter gasoline engine that ensures a high power output for lively response and low fuel consumption. This keeps CO_2 emissions below 140g/km – a good performance for a gasoline engine.

Market launches

Three new winners

Clio III, SM5 and SM7 – quick success for Renault newcomers in 2005.

Clio III

Clio began a new era in its 15-year history with the launch of Clio III in September 2005. The Clio II/III combination took the lead in the small-car segment of the European market from the start, accounting for 9.6% of the total in its very first month, compared with 7.8% for its predecessor. Full year, after slackening in anticipation of the new model, sales headed up again with a total of 341,000 Clios on the road. Clio III also placed ahead of 28 rivals to win the Car of the Year 2006 award from a jury of 58 automotive journalists from 22 European countries.

Bigger and roomier than Clio II, Clio III offers a winning combination of appealing design, driving pleasure and safety – the last borne out by five-star rating in Euro NCAP crash tests, making it the eighth Renault vehicle with this distinction. Equipped with Euro-IV compliant engines, Clio has never been more environment-friendly, with fuel consumption down for all engine options.

Despite the launch of Clio III, Renault is continuing to sell Clio II, now repositioned in the entry-level segment. Assembled at the Novo Mesto plant in Slovenia, Clio II rounds out the Renault offering, particularly in Central Europe.


CLIO

The flow and sensuality of Clio III's lines evoke pace and driving pleasure.

The safest range on the road

EURO NCAP ★★★★★

Renault lines up eight models with top five-star ratings in Euro NCAP crash tests and offers the safest range in the automotive market in terms of adult passenger protection.

Clio III	**Modus**
Mégane CC	**Mégane II**
Scénic II	**Laguna II**
Vel Satis	**Espace IV**


Renault. Winners on the track and on the road.
CAR OF THE YEAR

Putting capacity for excellence to work year after year.



The SM5 uses the same platform as the Nissan Teana and SM7.

SM5

In February 2005, Renault Samsung Motors replaced the existing SM5 first released in 1998 with a new model all the more eagerly awaited given its predecessor's benchmark status on the South Korean market. The newcomer was quick to win favor with its added safety features and comfort, plus Step Gate automatic transmission for faster gear-shifting.

Sales of the new SM5 totaled almost 62,000 units in South Korea, 7.1% more than for its predecessor in 2004, while market share reached a record 27.6% of the mid-segment. Significantly, over 60% of sales were for the two best-equipped versions. For Renault Samsung Motors, this marks an important success on a South Korean market where buyers are traditionally loyal to their brand. The new SM5 has consolidated its existing customer base while winning new business with young managers with families who are particularly attentive to high standards of safety and comfort. The SM5 is thus well placed to remain a benchmark in South Korea.

SM7

Launched on the South Korean market at the end of 2004, SM7 marks Renault Samsung Motors' first venture into the premium end of the market. And with 3.5-liter V6 and 2.3-liter Neo VQ engines developed under the Renault-Nissan Alliance, it has clearly lived up to customer expectations, becoming a top contender in the large luxury vehicle segment. A roomy, handsomely appointed interior offers outstanding comfort for added driving pleasure.

On-board equipment unmatched on the South Korean market includes a rear-view video camera and hands-free badge. Safety features include a Smart Airbag System with auto-adaptive front, side and curtain airbags, ABS with Electronic Brakeforce Distribution (EBD) and the Brake Assist System (BAS).

By the end of its first year, SM7 held 18.4% of the market, placing second on its segment with more than 25,600 vehicles sold in South Korea.





Development of SM7 took 24 months, calling for an investment of KRW300 billion (approximately €220 million).

Passenger cars

World sales on the rise

The Renault group's worldwide sales rose 1.7% to 2.53 million in 2005, for a 4% share of the global market.

In Western and Central Europe, Group sales slipped 4% and Renault lost its ranking as the number-one car brand. It nonetheless held onto the top spot for combined sales of passenger cars and light commercial vehicles, with 10.2% of the market.

Outside Western and Central Europe, momentum continued and sales showed an overall rise of 21.2%. All brands made positive contributions to performances outside Western and Central Europe, with sales up 45.5% for Dacia, 40% for RSM and 11.4% for Renault.



Twingo remains in a class of its own – as the length of its market success also goes to show.

Twingo

Thirteen years on, Twingo is still going strong. In 2005, it placed fourth again on the European market for small city cars with 7.7% of the total, with sales refocused on France, Germany and Italy, its three main markets. Altogether, sales were down only 10.4% on 2004 for an overall total of more than 77,000 registrations, a modest decline for a car that has been on the market since 1993. Demand remained brisk in France with 45,600 new registrations, rewarding strong support from the sales network.

Modus

On the market for only a year, Modus ranked second for sub-compact minivans in Europe with nearly 164,000 cars registered. This represents a 3.8% share of the B segment, the same segment as for Clio. While overall market volumes in sub-compact minivans were a disappointment for Renault and its rivals, Modus scored high marks with buyers for compact comfort, safety and handling. Alongside Clio III, Modus has the best quality record for any Renault vehicle. Sales outside Europe started up in spring 2005, and were particularly buoyant in South Africa.

Modus stands out with sleek lines and a cab-forward windshield.


MODUS

Logan

Logan's record of success remains unbroken. Launched under the Dacia brand in Romania, Central Europe and Turkey in 2004, Logan made its market debut in Western Europe in mid-2005. By the end of 2005, the Dacia Logan was available in 39 countries. More than 135,000 were sold in 2005, reflecting not only remarkable popularity in Romania – where it took a huge 41% of the passenger car market – but also healthy results in nearly all the countries where it has been put on sale. In France, Logan got a warm welcome from the media and customers saluting unrivaled value for money in terms of equipment and cabin space. Nearly 10,000 new Logans were registered in France during the year.

In 2005, Logan also came out under the Renault brand in Russia, Colombia, Ecuador and Venezuela, where sales totaled almost 10,000 units in 2005. Production started up in Morocco, Russia and Colombia, where its success augurs well for performances in 2006.



Logan sells under the Renault brand in Iran, Russia and Colombia.

Mégane

With worldwide sales totaling more than 803,000 in 2005, Mégane was again the best-selling model in Europe, where nearly 644,000 passenger cars registered represented a 12.4% share of the C segment. Taking all categories together, Mégane topped the list in France, Belgium, Spain, the Netherlands and Portugal. Outside Europe, sales rose 10% to almost 146,000.

The Mégane Scénic, Mégane sedan and Mégane coupé-cabriolet made healthy contributions to overall results in Western Europe, with each ranking first in its category, while Scénic with its five- and seven-seat versions remained the uncontested leader on the Western European market for compact minivans with sales totaling 305,000 for a 20.9% share in 2005. Finally, the Mégane range is also a top performer for fuel economy and, by the same token, reduction of CO_2 emissions.

Laguna

Worldwide sales of Laguna totaled more than 114,000, with Europe accounting for over 106,000 registrations. While the launch of New Laguna in March 2005 failed to halt a decline in sales, it was well received in the press, winning praise for quality and a rich array of technology at its best, in particular the new GPS Carminat Navigation & Communication System. Perceived quality and proven reliability make for a highly positive image, and New Laguna is now a standard-setter for safety and effective use of new technology to enhance traveling comfort and driving pleasure. In this, it also benefits from the power and efficiency of the new 2.0 dCi engine.


←29 Km
6 Km →

Mégane II is on offer in 75 countries outside Western Europe.




LOGAN

Logan's popularity led to a 40% increase in Dacia sales in 2005.

Passenger cars

Vel Satis

The New Vel Satis launch in March 2005 fueled a rise of nearly 3.5% in French sales, with close to 5,400 new registrations, while Europe-wide registrations leveled off at 7,600 units. In addition to high standards of safety – attested by a top five-star rating in Euro NCAP crash tests – cabin space and traveling comfort, New Vel Satis continues earlier progress with noise levels 3dB(A) below the regulatory standard. Some 95% of vehicle mass is recyclable, and Vel Satis is produced at a site certified under ISO 14001.

Espace

Espace continued to lead the field for large minivans in France, consolidating its number-one place in Europe with 18.3% of the market. Registrations nonetheless declined 21.4% to 49,500 as growing competition from SUVs and compact rivals brought a 12.6% decline in the market.

SM3

The phase-two SM3 proved an immediate success following its launch on the South Korean market in September 2005, contributing to the excellent performance of Renault Samsung Motors for the year. Over the 12 months, sales of this compact sedan totaled more than 27,800, showing a rise of 37.9%. Market share, which stood at a cumulative 18.5% for the year as a whole, jumped to 25% following the launch of the new model, which is all the more remarkable as the two best-equipped versions accounted for the majority of sales.

All-new design with more forceful, dynamic lines makes for added appeal with younger customers and on-board technology includes a range of accessories such as an MP3 player and the high-performance Interactive Navigation System INS-300S. In 2006, RSM will be exporting the SM3 under the Nissan brand, with targets including Russia.



With the new SM3, Renault Samsung Motors offers an entry-level vehicle especially suited to younger drivers.



Espace leads the field on the European market for top-of-the-range minivans.

Powertrains

The first Alliance diesel, best in class for performance and driving pleasure

The new 2.0-liter dCi is offered in two versions, with power outputs of 150hp, which has equipped Laguna on some markets since July, and 175hp – the benchmark on the 2.0 diesel market. The latter, equipped with a periodic-regeneration particulate filter and twin balancer shafts, went into production at the end of 2005. In time, the 2.0 dCi, coupled to a new six-speed manual gearbox, the PK4, will equip Mégane, Scénic, Laguna, Vel Satis, Espace and Trafic. Both versions comply with Euro IV emission requirements. Precise fuel injection and the treatment of polluting emissions upstream of the exhaust outlet ensure effective reduction of nitrogen oxides (Nox) and particulates, while fuel economy limits CO_2 emissions. Acoustic comfort was also a design priority, as illustrated by an aluminum bearing ladder to absorb vibrations. Finally, the 175hp version offers the best specific power output in the category.

Euro IV emission standards

Renault has deployed a broad range of technology allowing for full compliance with Euro IV standards, which aim to reduce admissible emission levels for all passenger cars and new light commercial vehicles sold in the EU from January 1, 2006. Ceilings are set for four types of pollutions – carbon monoxide, unburned hydrocarbons, nitrogen oxides and particulates.

Design-to-Quality methods set the standard

Drawing on experience with projects conducted under the Alliance, Renault has adopted the Design-to-Quality methods developed by Nissan with a view to achieving the highest standards of reliability and quality on all engines.

For new projects, the aim is to favor technical options that have already proved their value for customers while maintaining strict control of all innovations that might in any way compromise product quality.

In the case of products already on the market, this involves analyzing and systematically correcting all defects observed and capitalizing on solutions. Renault applied Design-to-Quality methods in full for the first time in the development of the 2.0-liter dCi diesel engine and the TL4 gearbox.

New TL4 gearbox

On the market since June 2005, the TL4 six-speed manual gearbox is the third powertrain developed under the Renault-Nissan Alliance. Coupled to diesel and gasoline engines powering small to medium-size vehicles that include Renault's Modus, Mégane II and Clio III, as well as Nissan's Tiida, its sixth gear makes for added driving comfort and fuel economy.

In 2005, Renault unveiled the first diesel engine from the Renault-Nissan Alliance.

Emissions reduction in the European Union: Euro III to Euro IV


Gasoline
Diesel
100
90
80
70
60
50
40
30
20
10
0
- 56%
- 50%
- 47%
- 22%
- 46%
- 50%
Carbon monoxide
Hydrocarbons
Nitrogen oxides
Euro III
Euro IV



The 2.0 dCi – the top diesel for performance and driving pleasure.

Light commercial vehicles

Number one in Europe

Renault had another vintage year for light commercial vehicles, confirming the number-one place in Western Europe it first won in 1998.

Registrations totaling nearly 310,000 units gave Renault a 14.4% share of the market in 2005, compared with 14.8% in 2004, when close to 306,000 vehicles were sold.

After eight years on the market, Kangoo remained number one in Europe on the small van segment with over 105,000 new registrations in 2005, representing 19.9% of its market segment. In the leisure activity vehicle segment, Kangoo was a top-seller with over 58,000 units registered in Europe. Continuing the Kangoo tradition, the Kangoo Generation 2006 launched in October 2005 shows a natural bent for fun with friendly lines and practical design.

On the van market, up 3.1%, Renault took the number-two place, practically level with Ford, and had a market share of 13.4% – eight-tenths of a point higher than in 2004. Growth was strong in the segment, with registrations up 10.4% to nearly 138,000.

Trafic saw European registrations reach almost 62,000 to account for 6% of the van segment. It ranked second for the first time, behind the Volkswagen Transporter but ahead of the Mercedes Vito.

On a relatively stable market for passenger-carrying vans, Trafic scored a 15.9% rise in sales driven by Trafic Generation, launched in 2004, and Trafic Passenger, launched in 2003.

Master posted nearly 66,000 registrations in Europe – 10.1% more than in 2004 – setting market share at 6.4%.

With Master, Renault has taken its place on the camper van segment, a move initiated in 2003 that has led the LCV Division to work with a dozen European firms specialized in leisure vehicles. In 2005, over 8,000 Renault chassis were made for this market, which represents annual unit sales of 80,000 in Europe.

At the same time, the Renault group's LCV sales have expanded internationally and almost 82,000 vehicles were sold outside Europe, 10.7% more than in 2004 and making up 11.9% of total sales.



Master had a 6.4% share of the European van segment.





Special-purpose vehicles – a profitable niche for Renault.

New Special Vehicles Department

Renault makes three kinds of special vehicle – customized vehicles for fleets such as those operated by the French post office and electricity company, adaptations made with partner firms such as the stretch version of the Kangoo van, and body conversions such as ambulances and refrigerated vans. They are generally sold directly through the Renault network.

Among its first initiatives, the new department has established a contractual framework for relationships between Renault and bodymakers with a view to consolidating existing partnerships and ensuring the necessary standards of quality and service. Renault is thus developing the resources needed to respond to growing demand in the sector, which accounts for 30% of Trafic and 40% of Master sales.

The light commercial vehicle range continued to make progress in environmental protection. Kangoo is available with a 1.5 dCi engine with CO_2 emissions of less than 140g/km and a Natural Gas for Vehicles (NGV) version will be released in the second quarter of 2006 with CO_2 emissions of less than 150g/km. Automated Manual Transmission (AMT), which equips Trafic and Master, cuts fuel consumption by 8% compared with a conventional manual gearbox.



Trafic Passenger's expressive design, roadgoing qualities and wide array of comfort and safety features make it a close relative of minivan ranges.



Kangoo has proved its winning ways with a following for both Express van and passenger-carrying versions.

"A NEW STRATEGY FOR INTERNATIONAL MARKETS"

What is the main thrust of your Division's international strategy?

Today, the bulk of Renault's LCV business is in Europe. We are present in other parts of the world, but despite good progress sales remain limited. We are now aiming for genuine international reach, which will involve taking a new approach for operations on a new scale. Rather than export vehicles designed for the European market, we have to develop products suited to local markets and make them on the spot to be competitive.

When will design work for new vehicles begin?

At this stage, we have set the general course and allocated the necessary resources. We expect production of the first new vehicles to get under way in 2009 or 2010.

What are your target markets?

We see most potential for our new LCV business strategy in Russia, India, and other parts of Asia. Our aim is to achieve the same sort of success as Logan has for passenger cars.



Bruno Morange
Senior Vice President, Light Commercial Vehicles

The vehicle range

The Renault passenger car range



Twingo



Clio II Campus



Clio III three-door



Clio III Renault Sport



Clio III five-door



Mégane three-door coupé



Mégane five-door hatchback



Mégane Renault Sport



Mégane sedan



Mégane coupé-cabriolet



Scénic



Logan



Laguna



Laguna station wagon



Espace



Grand Espace



Kangoo Generation 2006

The Renault LCV range



Thalia/Symbol



Kangoo LCV



Trafic LCV



Modus



Master LCV (L1 H1)



Master RWD



Mégane station wagon



Grand Scénic



Vel Satis



Trafic Car - Trafic Generation

The Dacia range



Pick-up



Logan

The RSM range

RENAULT SAMSUNG MOTORS



SM3



SM5



SM7

A competitive international group



34 AV 6713

Turkey – a base for Renault production and a fast-growing automobile market.



Renault held on course for growth in 2005, pursuing a consistent strategy in all areas of operation to achieve efficient engineering, build competitive strength in production, enhance quality and raise contributions from parts and accessories and sales financing. Not to mention double victories in Formula 1 World Championships.

Research and development

High environmental standards, safety and comfort

In 2005, Renault's research and development capacity was center stage with the launches of Clio III, the new 2.0-liter dCi diesel engine and the TL4 six-speed manual gearbox. In each case, teams are dedicated to the overriding goals of customer satisfaction and safety.

Clio III, awarded a top five-star rating in Euro NCAP crash tests and named Car of the Year 2006, was brought to market in just 28 months, the shortest development time ever for a Renault vehicle.

In addition to Emergency Brake Assist, tire pressure monitoring system and additional cornering headlights – an innovation that won Renault the Epcos SIA Trophy – Clio III is equipped with pretensioners and load limiters on safety belts on rear side seats, making it the only vehicle in its segment with this important safety feature. It is also the first car fitted with a comfortable safety seat for children aged 6 to 10 sitting in the rear center seat.

The new 2.0-liter dCi diesel engine developed through the Renault-Nissan Alliance offers top levels of performance, combining low noise, fuel economy and limited emissions with a particulate filter equipping the 175hp version. Epitomizing the best in technology, internal aerodynamics ensure optimum operation of piezoelectric injectors, while progress in acoustic properties makes for unmatched traveling comfort.

The new TL4 six-speed manual gearbox, the third powertrain developed under the Renault-Nissan Alliance, offers top value for money with the latest technology to get the best out of small to medium-size diesel and gasoline engines. The sixth gear ensures added driver comfort as well as fuel economy.

Renault's R&D outlays led to 895 patent filings, compared with 765 in the previous year.



The 175hp version of the 2.0 dCi, fitted with a periodic-regeneration particulate filter, offers the highest power output in its class.



The work of Renault engineering teams led to filings for 895 patents in 2005 after 765 in the previous year.

During the year, R&D strategy focused on four priorities:

Safety. Boasting eight models with top five-star ratings in Euro NCAP crash tests, Renault offers the safest range in the automotive market. Renault harnesses the best in technology to offer drivers and passengers the highest levels of safety through a combination of prevention, correction and protection. The Group thus took the lead in an EU research program for lighting simulation which was completed in 2005. While night-driving represents only 25% of road traffic, it accounts for 55% of serious accidents and 40% of all accidents involving pedestrians. The research aims to provide a basis for the development of headlights better suited the lighting conditions outside.



The NVH unit is able to calculate the vibro-acoustic performances of powertrains quickly and efficiently, well upstream in the development process.

Advanced equipment and partnerships for excellence in R&D

Renault's R&D teams draw on some of the most advanced resources anywhere in Europe, with a broad array of testing facilities, wind tunnels, simulators and other equipment to reduce development times and design processes for robust, reliable vehicles. In 2005, this was rounded out with a new Noise Vibration Harshness (NVH) unit dedicated to improving powertrain performance in terms of noise and vibration.

During the year, Renault was involved in no fewer than 61 national and European research programs in partnership with other organizations, pooling resources to expand scope for creativity in areas that included safety, environmental protection and on-board equipment. To take some examples, the EU's Nice program targets new technologies for internal combustion engines, while Mimosa concerns digital modeling of aero-acoustic sources. Trace will allow the development of a shared database covering accidents in France, Germany and the Netherlands.



An acyclic drivetrain test bed, the first of its kind in Europe, helps the NVH unit correct undesirable vibro-acoustic features.

Traveling comfort. Renault's research teams are engaged in continuing efforts to set new standards for acoustics inside and out, visibility, ergonomics, temperature control and overall comfort. Illustrating this commitment, Clio III offers the biggest cabin space in its segment.

Respect for the environment. The environment is a central concern in areas that range from reducing emissions of greenhouse gases and other pollutants to noise abatement, the use of renewable sources of energy, and recycling of vehicle materials. Initiatives over recent years have included moves to ensure compliance with Euro IV emission standards that came into force in 2006, while challenges ahead include reduction of nitrogen-oxide emissions in line with Euro V standards and the development of biofuels, which could meet up to 30% of Europe's total fuel requirements by 2020. Second-generation biofuels, resulting from new methods for the processing of biomass, should divide total CO_2 emissions in a vehicle's lifetime by a factor of five to eight. Renault is also working alongside Nissan for the development of hybrid technologies and fuel cells.

Mobility. The Carminat Navigation & Communication System developed jointly by Renault and Nissan, enabling drivers to optimize routes according to traffic conditions, leads the market with levels of performance, ergonomics and functionality unmatched at its price.



The priority for Renault engineers – technology with genuine value for customers.

Production prowess

Production facilities among the most competitive in the world

Highlights of 2005 included the successful rollout of Clio III at the Flins factory in France and new production startups outside Europe.

These operations confirmed the competitive strengths of Renault's plants and the effectiveness of the Renault Production Way in ensuring uniform standards of quality and performance worldwide.

The Clio III launch entailed capital outlays totaling €630 million, including €385 million for the Flins factory, €216 million at Bursa in Turkey and €29 million at Dieppe in France to create annual production capacity of 475,000 vehicles. Special emphasis was placed on ensuring that the new model immediately matched the standards of quality achieved for Clio II only at the end of its lifecycle. The frequency of serious defects reported for Clio III was thus cut to a third of that for Scénic II. Quality was also a fundamental priority for the first powertrains developed within the framework of the Alliance – the M9R engine and the TL4 gearbox launched in 2005.Renault assembles the engine at its Cléon site in France and the gearbox in Seville, Spain.

Looking further afield, Renault pursued its strategy of installing sites close to final markets, with production of Logan extended to Russia, Morocco and Colombia following a successful start in Romania.

Renault's Avtoframos site inaugurated in spring 2005 represents the largest investment ever by a European vehicle manufacturer in Russia – a market with major potential – particularly for cars priced under €8,000, which currently account for 80% of all sales. In Morocco, Renault is working to consolidate its market lead with its Somaca plant set to turn out 30,000 Logans a year, including some for export.

Finally, in Colombia, Logan is made at the Sofasa site, which already makes Twingo, Clio II and Mégane. Renault also plans to launch production of Logan in Iran in 2006 and in India in 2007.

Logan production in Colombia has created 150 jobs at the Sofasa factory in Envigado near Medellin.



Being close to local markets enhances profitability, in particular as a result of significantly lower logistic costs. The international expansion this entails is conducted in full compliance with Group standards for environmental protection and respect for employee rights, backed by close cooperation with local suppliers and building on human resources policies with worldwide scope.

Other key developments in 2005 included moves to adapt to variations in demand, demonstrating Renault's capacity to take change in its stride. In particular, this involved the introduction of a night shift at the Flins plant in France, redistribution of staff at Valladolid and Palencia sites in Spain, reorganization of production flows at Sandouville in France and rescheduling in response to outside events affecting supplies. Plants thus successfully adapted to both rises and falls in required output levels, maintaining margins while at the same time meeting customer delivery times. Adjustments were made in accordance with the agreements on variable work schedules reached with employee representatives at each site.

All told, Renault production facilities include 27 sites in Europe, Asia, America, Latin America and North Africa. The Group also benefits from the support of Nissan production facilities in Mexico and Spain, while Nissan uses Renault's plant for light commercial vehicles in Curitiba, Brazil.



The Renault Production Way focuses on people as the key to performance, making the development of competencies and training for all high priorities.

The Renault Production Way – the key to success

Deployed since 2000, the Renault Production Way structures Renault's drive to rank among the most efficient manufacturers anywhere in the world. Drawing on the experience built up over its own history and best practices developed through the Nissan Production Way, the Renault Production Way rallies all those concerned with the production process – from designers to buyers, suppliers and logistic providers as well as factory staff – to shared goals, principles and standards.

Over recent years, it has provided invaluable support for international growth and is now operational at all sites, ensuring uniformly high standards of quality and organizational efficiency, making Renault one of the world's most competitive manufacturers. Placing special emphasis on the united contributions of all staff members, it naturally entails a major commitment to the development of know-how at all levels and makes environmental standards and quality working conditions an integral part of day-to-day operation.

What was the focus of progress in logistics in 2005?

Clio III – our strongest start ever. We delivered agreed quantities on time to all our distributors in full compliance with schedules. Startups for production of Logan in Russia, Morocco and Colombia also went well. As for other production, deliveries less than three days late were up to 80% in 2005, compared with 60% in 1999, and we even achieved a new record of 92% in one week during September.

What about parts?

In Romania, we successfully launched a new International Logistics Network* center for delivery of parts to all Logan manufacturing sites. In time, it will be the largest in the Renault group. At assembly plants, we have reached an 88% compliance rate for supplier deliveries, up from 80% in 2003. And the number of vehicles at these plants affected by a supply problem fell from 3.2% to 1.2% in two years.

How have you dealt with the jump in oil prices?

Fuel accounts for 20 to 30% of our costs, but despite the higher prices we were able to cut the bill at constant business scope by 2.3% for parts transport and 1.1% for vehicle transport. We did that by negotiating hard and raising productivity, reengineering distribution circuits to ensure fuller loads on trucks, redesigning packaging and parts, and so on.

**International Logistics Network: Shipment of CKD kits to be assembled at other sites.*

"CLIO III – OUR STRONGEST START EVER"



Bruno Ancelin
Vice President,
Logistics

Quality first

Quality – a natural priority

Renault sets its sights high, aiming for customer recognition, in all parts of the world and in every market segment, as one of the world's top three auto manufacturers for quality and service.

Quality goals are formalized in the three-year Renault Excellence Plan which was adopted on March 23, 2005 to carry on from the Renault Quality Plan. The underlying philosophy is simple, calling for the deployment of systems and standard processes that place the achievement of quality on an industrial scale.

Progress is already significant. Since 2002, the number of faulty parts delivered by suppliers and the number of vehicle-off-road breakdowns affecting cars in their first year on the road have both been halved. Over the same period, major defects detected at the end of the assembly line and the number of incidents reported by buyers in the first three months have been divided by three.



Deployment of the Renault Excellence Plan builds on the personal commitment of each individual.

Quality checks at the end of the line are crucial to excellence.





Yann Vincent
Senior Vice President, Quality

"OUR EFFORTS HAVE ALREADY PAID OFF. AND NOW WE WILL BE TAKING THEM EVEN FURTHER"

How would you describe your Department's job?

Our fundamental mission is to ensure that quality is part and parcel of everything the business does – from design and development to production, sales and aftersales. Which means defining standards, monitoring compliance and working to ensure continuous improvement.

What were the results in 2005?

In the space of a year, we cut the number of incidents by 25%. And progress has been even better with the latest models – Modus, the phase-two Laguna II and Clio III. Importantly, conditions for the startup of new Logan production sites in Russia, Colombia and Morocco have been very satisfactory. Quality controls have been a burden in some ways, but they have very definitely been worth it.

Could you tell us some more about quality at international level?

We have to be alongside operational teams, wherever they are. And start very early in the day – which is why we have quality teams in Iran and India even though production has not yet started there.

You came under heavy fire for the cruise control system. What would you say about that?

All the tests carried out by our 40 in-house engineers as well as by outside specialists reached the same conclusions – there were no technical problems with the cruise control system. At the same time, our analysis of the problems encountered by some of our customers led us to the conclusion that the system is not all that easy to use, especially if a driver is under pressure. So we are working to simplify operation and ensure that customers are better informed.


TEAM SPIRIT
Con la calidad
se gana.
Objetivo: podio
La calidad
mi compromiso
RENAULT


Quality makes
a winner.
Objective: the best
Quality, my commitment
RENAULT


La qualité,
ça fait gagner.
RENAULT

Formula 1 successes help to drive the quality message home.

The Renault Excellence Plan sets five fundamental priorities:

Robust design – applying standards that reflect the lessons of experience, the target in a three-year horizon is to cut the number of repairs needed in a car's first three years on the road to an average of no more than one.

Compliant manufacture – no more than one in 10 vehicles on average should suffer even a minor incident in the three months following sale.

Reinforced reliability for all usages – relying not only on the technical design of the car, but also on targeted maintenance policies, the goal is to cut the number of incidents to an average of just one during the first three years on the road.

Customer satisfaction in sales and aftersales with a drive for greater efficiency within the dealer network and higher standards of service.

Anchoring quality in the corporate culture with the Renault Quality Management System.

The success of the Renault Excellence Plan hinges on the full commitment of everyone in the business, in all parts of the world. Initial results as measured by selected performance indicators have been more than encouraging, showing spectacular progress in key areas.

Success in figures

With a view to accurately assessing progress achieved and remaining room for improvement, Renault's Quality Department has adopted a series of measurable indicators. These show that action to date has:

- more than halved the number or faulty parts delivered by suppliers;


2
1
0
2003 2005

- divided by three the number of defects detected at the end of the assembly line and requiring later correction;


3
2
1
0
2003 2005

- divided by nearly three the number of incidents affecting customers' vehicles during the first three months on the road;


3
2
1
0
2003 2005

- halved the number of vehicle-off-road break-downs in the first year on the road.


2
1
0
2003 2005

Renault is thus reaping the rewards of renewed efforts since 2003 and will be continuing its drive for improvements to bring clear benefits for customers.

Purchasing

A purchasing policy for tangible progress

In 2005, Renault pursued its drive to enhance purchasing efficiency with the active support of suppliers.

In 2005, a highly structured program to improve the quality of bought-out components, backed by a major commitment to communications targeting suppliers, more than halved the number of defects per million parts received at our factories. At the same time, the number of defects detected per thousand vehicles during the first three months on the road was divided by three. Delivery problems attributable to suppliers also fell sharply. Finally, efforts to cut the costs of bought-out components and services remained on track despite an unfavorable economic environment. In this area, Renault did all it could to encourage suppliers to raise productivity and in so doing limit the impact of higher raw-material prices.

The Alliance with Nissan naturally continued to play a central role, with joint purchases through the Renault-Nissan Purchasing Organization now accounting for over 70% of all orders. Nearly 60% of suppliers also now work with both partners, compared with only 50% in 2004. This reflects the growing use of common platforms and powertrains, opening the way for the development of a worldwide network of suppliers. In addition, more and more equipment makers are accompanying Renault as it begins production in other countries, saving time and money for startup.



Progress achieved in 2005 included a fall of over 50% in the number of defective parts per million delivered to factories.

Development of local content

Purchasing organization is increasingly international in scope and Renault's Purchasing Department has a direct presence in all factories outside Western Europe, reflecting commitment to local content as a means of optimizing performances. Local purchasing teams thus make an essential contribution to the startup phase and ongoing production, ensuring compliance with the required standards of quality and maximum cost efficiency. Applying the most demanding international standards, they thus play an essential role in the development of reliable sourcing networks in new areas.

To back up this decentralized approach, Renault has placed special emphasis on standardization of work processes and training to ensure that teams in all parts of the world share the same know-how. We achieve this through Purchasing School programs drawn up by the Purchasing Department and using the combined expertise of its specialized units. Similarly, deontological rules and principles have been unified. Finally, in 2005 the Group defined standard organizational structures reflecting key functions at Group level and all local units have either already adopted or will soon be adopting management structures centered on functions and projects.





Renault and its suppliers work together on topics such as improving vehicle recyclability.

Sharing components within the Alliance helps to establish a global supplier base.

The purchasing policy is also framed to reflect Renault's commitment to sustainable development. Suppliers are actively encouraged to apply the principles of the UN Global Compact and Renault's Declaration of Employees' Fundamental Rights. This involves in particular the strict prohibition of all forms of forced labor and child labor, as well as the requirement to limit industrial hazards. Procedures have been set up to measure and assess environmental and employee relations performance, and suppliers have been provided with a self-assessment system encouraging them to apply best practice. Joint working groups have been established with some suppliers to address issues including CO_2 emissions, recycling of end-of-life vehicles, and an inventory of substances to be banned or for restricted use only. This is in keeping with Renault's conviction that lasting relationships with suppliers in all parts of the world must be based on common values and a shared commitment to continuous progress.

Backing co-innovation

In 2005, Renault launched a new program to back innovation in cooperation with suppliers, the aim being to favor technological progress through shared research commitments. This, in turn, contributes to achieving Renault's goal, which is to count among the three most innovative manufacturers in the global automotive industry. To this end, three committees were set up to consider issues relating to the environment, traveling comfort, and safety and reliability, leading to the identification of eight priority areas for cooperation with suppliers. Five additional committees will begin work in 2006, and rules regarding intellectual property rights have been clarified to facilitate joint development projects.


RENAULT
THE SUPPLIER PORTAL
YOUR PRIVATE WORKSPACE
Quicker, easier, more efficient !
DISCOVER THE SUPPLIER PORTAL
HOW DO I LOG ON?
REGISTER
NEED HELP?

A dedicated portal helps suppliers optimize relationships with Renault.

The sales network

Building a multi-brand network

With the development of the Dacia brand, the Renault group has been able to broaden its customer base with complementary product ranges and images.

Logan has opened up new markets and will soon be developing into a range in its own right to meet vigorous demand.

This reflects a marketing approach that is at once global and differentiated to match varying conditions in different parts of the world. In Central Europe, Turkey and North Africa, Renault and Dacia brands are marketed separately, with a distinct area for each brand. So far, 509 sales outlets have opened under the Dacia banner.

In Western Europe, the Dacia brand has instead been made the direct responsibility of the Renault network, which has set up dedicated show areas for this purpose. By the end of 2005, 45% of Renault dealers also served the Dacia brand. Strategy was first defined at corporate level, with each subsidiary then making the necessary adjustments to match the structure of the existing network and local market conditions.

In other parts of the world, Logan will be sold under the Renault name, spearheading moves into new markets including Russia, Iran and India. The Dacia range is to be extended to include a station wagon and a light commercial vehicle between now and the beginning of 2007.

Renault has already acquired experience of multi-brand marketing through the Alliance with Nissan. The two brands have separate networks and resources, allowing each to deal with its own customers, but back-office processes are pooled as are aftersales services at Renault-Nissan outlets.

The Renault sales network is present in 118 countries around the world, counting over 12,000 dealers and subdealers. It is backed up by a web presence, which is particularly important considering that half of all customers in Europe seek information on the internet prior to purchasing a vehicle. Renault sites receive some 2 million visits each month, generating 35,000 leads.


RENAULT
DACIA

Pooling of resources combined with respect for brand identity.



Constant enhancement of service quality is a top priority for the Renault group.

Training moves up a gear

Over the past two years, Renault has raised the number of hours' training provided to technical staff in its distribution network by 45%. In 2005, 76,000 technicians, 53,000 mechanics and 23,000 body and paint workers thus received a total of 1.9 million hours' training. This will help them achieve Renault's excellence targets for 2007, building competencies to meet not only current needs but also those to come. Preparations for this year's courses began with a full review to measure existing know-how. Results were used to define programs to be offered through the 62 Renault training centers around the world. These programs are structured on the basis of a master program dubbed FK2, which encompasses evaluation of skills using a virtual workshop on CD-ROM, followed by pre-training at the workplace with a CD-ROM, then hands-on training at a center. In 2006, resources will be rounded out with an online Learning Management System.

Why has Renault developed new training programs for aftersales?

These programs respond to the new needs that go with exponential growth in the technology content of our products and a widening range distributed in more and more countries. A key challenge is to build reparability into design and create new synergies between professionals in design and development and those in repairs. And along with that, to ensure that competencies keep step, anticipating future needs and enhancing customer satisfaction in a context marked by the growing convergence of electronics and mechanics.

What initiatives have you taken?

One important thing we have done is to prepare new career paths allowing more opportunities to shift from engineering positions into the technical side of sales, increasing overall scope for mobility. This will allow staff to acquire dual know-how, which should help to ensure that repairs are factored into design. Similarly, we now offer young engineers opportunities to participate in government-sponsored overseas internships in the aftersales departments of our sales subsidiaries.

Renault is cooperating with France's Education Ministry in the field of secondary-school learning. Could you tell us more about what that involves?

Schools obviously need to keep pace with technology, and in this our role is to assist with the development of programs matching industry needs.

With this in mind, we will be entering into partnership with the Education Ministry, ANFA – the French automobile industry's training association – and PSA to develop pilot programs in four school areas. These will allow students to move on from an initial qualification in electronics or mechanics to acquire a full secondary diploma in automobile aftersales and maintenance; previously this was an option only available to those who had studied mechanics. The first programs should get under way in September 2006. We have also formed partnerships with vocational and technical schools, in particular GARAC, an institution based near Paris that specializes in training for the automotive industry.



"TRAINING PROGRAMS RESPOND TO NEW NEEDS FOR KNOW-HOW IN AFTERSALES"

Philippe Jombart
Vice President, Service

Parts and accessories

Parts and accessories for world brands

Over the years, parts and accessories have made an increasingly important contribution to Renault's competitive strengths, providing effective leverage for growth.

Strong performances reward a combination of outstanding quality, efficient logistics and forceful sales strategies.

A top priority for the Parts & Accessories Division is to defend the use of genuine parts embodying Renault's research and production know-how as the best way to preserve the value of a Renault vehicle. As such, they make an important contribution to brand loyalty. A total of 100,000 items available cover all types of repair for cars that may have been last produced 10 years ago – or even more.

A major focus of recent efforts has been to boost logistics to meet the demands associated with international expansion. In France, work has begun on a fourth central warehouse with an area of 150,000 sq.m. at Villeroy near Paris, while elsewhere in Europe the surface area of the main warehouse in Poland has been doubled, the Belgian center has been expanding, and a joint Renault-Nissan facility has opened in Hungary. In other parts of the world, work is under way on centers in Russia, Algeria and Morocco, and projects are under consideration for Iran and India. To ensure overall cohesion and consistency with production schedules, Renault is deploying its Parts & Accessories Logistics System worldwide, a process that began with the main distribution centers in 2005 and was extended to other European centers from the beginning of 2006.


RENAULT
Magazyn części zamiennych

In 2005, Renault expanded capacity at its warehouse for parts and accessories in Poland.

Service exchange brings new scope for recycling in electronics

Service exchange means the replacement of a component with used parts that have been fully reconditioned, allowing the buyer to save 30 to 50% off the price of new parts. Renault's service-exchange offering covers 2,600 items in 14 product categories. Until recently, most were mechanical parts, but inventory now encompasses a growing range of electronic equipment, particularly navigation systems. Quality standards are the same as for new parts, as confirmed with a 12-month unlimited mileage warranty.

Each year, Renault sells some 800,000 remanufactured parts, generating revenues of approximately €200 million. Service exchange is an important aspect of the Group's sustainable development policy, since renovation for reuse means that fewer parts wind up as waste – one approach to environment-friendly solutions for the treatment of end-of-life vehicles.



The new spare parts facility shared by Renault and Nissan in Hungary distributes Renault, Nissan and Dacia parts in five Central European countries.

The success of the Parts & Accessories Division also reflects its capacity to sell Renault's offerings to other organizations and professionals in the field of automotive maintenance and repairs. Here the internet provides highly effective support, with the Renaultp@rts site serving professionals in France, the UK, Germany, Italy, Spain, Switzerland and Portugal.

Counting over 10,000 customers, the site has attracted more than 2 million orders since its launch for revenues totaling close to €400 million in 2005.

The range of products available has also been extended with the new Ixtar brand for cleaning products, as well as reconditioned electronic components. These round out an offering that already includes Ixell paints and Motrio multi-manufacturer parts.

The Parts & Accessories Division has also backed the development of the Renault Minute banner for quick repairs and Renault Minute Carrosserie for bodywork, plus a network of affiliates for Motrio parts. A similar move is planned for Ixell paints in 2006.



Backing the development of its Ixell brand, in 2006 Renault will launch a network of affiliated body workshops in France.

How is Renault applying the EU's End-of-Life Vehicles Directive?

In 2005, efforts focused on the development of a network for the collection and treatment of end-of-life vehicles, the first priority under the Directive. To do that, we have reached agreements with vehicle dismantlers and shredders in most European countries to ensure vehicles will be handled in accordance with the Directive over the coming 10 years.

What about 2006?

Once collection sites are operational, we will have two main tasks – first, an information drive to ensure owners know what to do with their end-of-life vehicle and, secondly, continued development of structures for recycling, dismantling of parts, sorting of materials after shredding and use of some materials as fuel in certain partner industries.

What about recycling of waste at maintenance and repair facilities?

We have launched a campaign to raise awareness of the issue in our European network, providing information on regulatory requirements and promoting best practices and favored options for treatment. In France, we have selected five providers offering one-stop solutions nationwide. In 2006, all dealers in Europe will be able to participate in these initiatives – we consider proper waste treatment an important part of environmental management in the network.



RECYCLING – "RENAULT IS MEETING ITS OBLIGATIONS WITH A NETWORK FOR THE COLLECTION AND TREATMENT OF END-OF-LIFE VEHICLES"

Bernard Poncelet
Director, Remanufactured Parts Program & Recycling

Sales financing

RCI Banque – growing international reach

Providing financial backup for Group brands worldwide and for Nissan in Europe, RCI Banque accelerated its international expansion in 2005.

RCI Bank Polska, RCI Banque's wholly-owned Polish subsidiary, began providing credit for network sales in 2005, while in Hungary the Group bought out the 50% of Renault Credit Hungary held by a partner bank in June and started up credit financing for the local network. In Morocco, a sales subsidiary was set up in partnership with a local bank to provide financing for customers of Renault, Nissan and Dacia brands, and in South Korea preparations have been completed for the launch of a local subsidiary in 2006. Other operations could be launched in countries such as Croatia, Slovenia, Colombia and Russia during the year. Illustrating the international growth of RCI Banque's business, 70% of the 1 million contracts processed in 2005 were outside France and 10.3% were outside Western Europe.

In all parts of the world, the priority is to offer individual and corporate customers a full range of financing solutions, including not only standard loans but also rental with a purchase option, leasing, and contract hire, as well as related services such as maintenance, warranty extensions, insurance, assistance, fleet management, and more. RCI Banque also finances inventories for Renault and Nissan distributors, and covers their short-term cash requirements.



Renault Polska started a new stage in its development with network financing on this high-growth market in 2005.

All told, loans outstanding to customers and distributors rose 5.7% to €23.4 billion in 2005, reflecting in particular growth in business with corporate customers. In Western Europe, the proportion of new vehicle registrations financed by RCI Banque for Renault, Nissan and Dacia remained at a high level, accounting for 34.9% of the total. Financing for sales under the Dacia banner is still at its beginnings, but already accounts for over 30%.


Glossaire | Plan du site | English version

RCI Banque
groupe RENAULT

RCI Banque dans votre pays
Choix du pays

RCI Banque rejoint la plate-forme InterNotes en Europe ▸ Mise à jour

Londres, 17 May 2005 - RCI Banque annonce aujourd'hui le lancement de son programme de titres obligataires émis de manière continue. Ces titres apparaîtront sous le nom de RCI Banque InterNotes®, la marque InterNotes étant le fruit d'une collaboration entre Incapital Europe Limited et Banc of America Securities Limited.
La documentation est en cours de réalisation, et elle respectera la réglementation de la directive européenne sur les prospectus et intégrera InterNotes. Les premières offres sont prévues à l'automne permettant une diversification pour RCI Banque dans le cadre de son programme d'émission de dette de 12 milliards d'Euros
» Communiqué de presse

Rapport annuel 2004
Télécharger le rapport
Document PDF (5021 Ko)

- Les chiffres clés
- Postes à pourvoir


RENAULT

RCI Banque is a source of value creation, providing added impetus for business development as illustrated in Morocco, where sales rose 30.9% in 2005.



Philippe Gamba
Chairman and CEO
RCI Banque

What were the main highlights of business in 2005?

First of all, earnings reached a record as we benefited from what was in all likelihood the last year of declining interest rates, as well as the efforts applied over the past three years to cut costs. At the same time, we stepped up the pace of international development and we expect to reap the rewards of these investments in the years ahead.

On that point, could you tell us more about your international strategy?

Our mission is to provide support for the international expansion of Renault and Nissan without unsettling our own financial balance. We step in wherever business volumes are sufficient to allow that or are in the process of becoming so. As an example of this, we are setting up operations in Russia. We now have subsidiaries in 22 countries, keeping in mind that Nissan has sole responsibility for business in North America, Japan, Thailand and Mexico.

How do you plan to expand your business now?

We already have one of the largest slices of the market, providing financing for 34.9% of all cars sold in Europe. We will naturally be continuing our efforts, and we plan to make synergies with the sales network and marketing teams even more effective. We will be placing special emphasis on offerings such as leases with purchase options and contract hire that maintain close ties between customers and dealers.

"WE PLAN TO MAKE SYNERGIES WITH THE SALES NETWORK AND MARKETING TEAMS EVEN MORE EFFECTIVE"

Proportion of new vehicle registrations financed
(Renault, Nissan and Dacia; 2005)


40
30
20
10
0
34.9%
33.5%
34.4%
34.8%
Europe (G10)
Central and Eastern Europe
International Operations Dept.*
RCI Banque total

Number of vehicles financed in 2005


Central and Eastern Europe
21,460
International Operations Dept.*
85,790
Europe (G10)
929,400
RCI Banque total
1,036,650

New contracts
(€ million)


Central and Eastern Europe
99
International Operations Dept.*
188
Europe (G10)
10,203
RCI Banque total
10,490

* *Romania and Mercosur.*

Formula 1

Constructors' and Drivers' World Champions

Renault produced a sensation in the Formula 1 World Championship by claiming both the Constructors' and Drivers' titles in the same year.


RENAULT
elf


GULF AIR
GULF AIR

Renault gave rivals almost no chance, winning nearly every second Grand Prix.

Renault is the first volume car manufacturer to have won the Formula 1 Constructors' World Championship, while Renault driver Fernando Alonso is the youngest World Champion in F1 history. Just as remarkable is the short timescale in which the team achieved this historic feat.

Success was the reward for close cooperation between teams at Enstone near Oxford in the UK and Viry-Châtillon south of Paris, with each team drawing strength from united commitment rather than relying on a few outstanding individuals. Flat organization proved particularly effective in speeding up processes, making for maximum motivation. And Fernando Alonso showed himself a true professional in building fruitful relationships and winning unreserved support with his own enthusiasm and commitment to the highest standards.

Renault also demonstrated its know-how in keeping costs under control, winning the two top titles with a budget that was only the grid's fourth-largest. At the same time, the Group leveraged its involvement in F1, with the race team working closely with the Group's engineering departments on a number of research projects aimed at improving aerodynamic efficiency, quality and reliability, combustion, engine performance, vibration control and data-processing systems.

Renault has developed a genuine F1 culture centered on the permanent fine-tuning of its chassis and engine, with all those involved putting their full energy into the project and carrying it through to victory.

The team also contributed actively to raising Renault's international profile. Formula 1 roadshows were organized in major capitals like Istanbul, Moscow and Rome. These events, which all attracted in excess of 50,000 spectators, featured a parade of the Renault F1 car in the city's streets, plus Renault road car exhibitions and demonstration runs by historic models from Renault's own collection.

With a global TV audience of 2.3 billion viewers in 2005, including 200 million in China, Renault's World Championship double is expected to reap significant commercial benefits, especially in countries where the Group is now setting up operations. A survey carried out in November 2005* revealed that the Group has gained broader recognition and a reputation for technical excellence.



Shared enthusiasm for working together was a key to success for the Renault F1 Team.





The superior reliability of the R25 opened the road to victory.

Engineered for victory

The philosophy behind the design of the car was based on ongoing development work during the year. This work focused on all areas, from improving structural rigidity and saving weight to ensuring the most compact packaging for the mechanical components in order to give as much freedom as possible to the aerodynamicists. The reward was a 10% gain in efficiency between the start and finish of the season and the fall-off in performance resulting from changes to the technical regulations at the beginning of the year was progressively overcome. An all-new electronic system enabling engine and chassis data to be handled by a single electronic unit contributed to optimizing the car's efficiency thanks a 400% increase in its processing capacity and a tenfold increase in its data-logging capacity. Meanwhile, the car was powered by a new V10 engine featuring a "V" angle of 72° and a lifecycle extended to more than 1,400km. The V-shaped keel on which the front suspension was mounted represented a creative compromise between the two approaches experimented by other teams. Finally, the banning of mid-race tire changes saw Renault review its race strategies which led to one less pit-stop per race.

The results of this survey were particularly clear:

- One automobile consumer in two believes that the presence of a carmaker in F1 is beneficial for its image;
- One in five said they place greater confidence in carmakers involved in Formula 1 (one in two in China, and one in three in Brazil);
- One in four considered that Renault's presence in F1 allows it to improve the reliability of its road vehicles;
- One in five said that Renault's results have had a positive effect on their perception of Renault and its products (one in two in China).

Finally, 10% of respondents said that Renault's involvement in F1 has led them to want to purchase a vehicle from the Renault range.

** A Research International survey conducted on behalf of Renault in November 2005 using the quota method and based on a sample of 8,000 automobile consumers in 23 countries in Western and Eastern Europe, Asia and South America.*

Renault Sport Technologies

Success for the inaugural "World Series by Renault"

The "World Series by Renault" got off to a promising start. This innovative motor sport concept combines top-class racing action and an exciting program of entertainment off the track.

Launched in May 2005 at the Belgian circuit of Zolder, the new "World Series by Renault" was an immediate hit across Europe. The 2005 calendar's eight events attracted more than 655,000 spectators who represented a far broader audience than traditional race-going fans. Indeed, some 60% of those who attended had never previously been to a motor racing meeting.

Each weekend sees three international championships top the bill: the World Series Formula Renault 3.5 aimed at Formula 1's stars of tomorrow, the Formula Renault 2.0 Eurocup, a long-time stepping stone for young racers which has produced such top names as Kimi Raikkonen, Felipe Massa and Christian Klein, and finally the Eurocup Mégane Trophy, Renault's new flagship single-make hatchback car series. In between races, spectators are kept entertained with demonstration runs by the Renault F1 Team, parade laps, collectors' car shows, pit-stop contests, driving simulators and road safety workshops, plus a wide variety of more general entertainment in the form of concerts, celebrity autograph-signing sessions and fairground attractions. Entry is free of charge.

"World Series by Renault" events have emerged as an effective marketing tool which not only generates interest in the brand but also plays a positive role in enhancing the image of Renault products. Indeed, more than 40% of visitors received their invitation through their Renault dealership, while media coverage (TV, print media, etc.) represented the equivalent of advertising valued at €43.9 million. In the future, new partnerships will be developed at local level and efforts to consolidate customer bases will be stepped up.

"World Series by Renault" events provide effective promotional support for the brand's sports models.





The hot hatch with passion and driving pleasure

The challenge faced by Renault Sport Technologies' engineers when first penning New Clio Renault Sport was to respect the original personality of Clio III while at the same time highlighting the sports version's own intrinsic strengths and dynamism. The result is an outstanding car which puts the accent firmly on performance, passion and driving pleasure.

New Clio Renault Sport features a groundbreaking first in its segment in the form of a rear air diffuser which uses technology derived directly from Formula 1. In association with the extractor vents in the front wings, it ensures excellent aerodynamic performance.

Sportier than ever, New Clio Renault Sport is powered by an evolution of the normally-aspirated 2.0 16V engine, the power of which has been increased to 200hp. This is equivalent to 100hp/liter, making it the highest specific power output of its category.

Coupled with a six-speed gearbox, this powerful, responsive engine offers first-class sports performance and driving pleasure, while the double-axis strut system guarantees sharp and extremely precise handling.



New Clio Renault Sport is a worthy successor to the Clio II Renault Sport 2.0 16V.

Equity interest in AB Volvo

AB Volvo – Europe's number-one truck maker

The truck business of Volvo and Renault (Renault V.I. and Mack) has been united through AB Volvo since January 2001. With the integration of Renault V.I. – renamed Renault Trucks – and Mack, Volvo is now the number-one manufacturer of trucks in Europe and number two worldwide. As a result of the 2001 tie-up, Renault is Volvo's largest shareholder with a 20% interest.

The three brands – Volvo, Renault and Mack – continue their development based on distinctive identities, but also complement each other in terms of geographical reach and products.

Their combined offering thus spans the full range from light commercial vehicles to the largest trucks and is backed by a network covering over 130 countries in Europe, North and South America and Asia. Altogether over 214,000 vehicles were sold in 2005 after 193,000 in 2004.

Renault is represented on the Volvo Board of Directors by Louis Schweitzer, Renault's Chairman of the Board, and Patrick Faure, who is due to retire in the second half of 2006. His term will therefore not come up for renewal at Volvo's next Annual General Meeting.

AB Volvo's contribution to Renault's earnings amounted to €308 million in 2005, after €221 million in 2004. Renault received €120 million in dividends.

AB Volvo's financial results

in millions	2005			2004 restated to IFRS	
	SEK	€*	Change 2005/2004	SEK	€**
Net revenues	231,191	24,915	+ 14.4%	202,171	22,168
Operating income	18,151	1,956	+ 23.7%	14,679	1,610
Net income	13,106	1,412	+ 32.3%	9,907	1,086
Dividend per share in SEK	12.50	FY 2004	+ 56.3%	8.00	FY 2003

** €1 = SEK9.28* *** €1 = SEK9.12*



Renault's interest in AB Volvo is a source of profit for the Group.

The Renault-Nissan Alliance


NISSAN

Across the world, the partner best placed on each market helps the other to expand business there.


DACIA
DACIA

The Renault-Nissan Alliance strategy of profitable growth continued to make good progress in 2005, yielding significant benefits for both partners. Renault-Nissan Purchasing Organization developed further momentum and synergies were reinforced in sales and production.

Structure, operations
and Vision - Destination

The principles of the Renault-Nissan Alliance

The Renault-Nissan Alliance is built on two independent companies, each with its own corporate culture and brand identity, with a joint strategy of profitable growth and a community of interests.



The third Alliance Convention on October 18, 2005 brought together 300 people from Renault and Nissan in Tokyo.

An Alliance Charter, signed in July 1999, sets out the principles of a shared ambition, mutual trust, respect of each partner's identity, and balance between the two partners.

On the strength of the numerous synergies generated by the Alliance over the past six years and the performance of both companies, Renault and Nissan have asserted their ambition for the future. In March 2004, the two partners reaffirmed their shared values and principles in a document entitled "Alliance Vision - Destination".

"The Renault-Nissan Alliance is a unique group of two global companies linked by cross-shareholdings," states the document. They are united for performance through a coherent strategy, common goals and principles, results-driven synergies, and shared best practices. They respect and reinforce their respective identities and brands.

The Alliance is based on trust and mutual respect. Its organization is transparent and ensures:

- Clear decision-making for speed, accountability and a high level of performance;
- Maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, and shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities; it grows people to have a global and entrepreneurial mindset. The Alliance generates attractive returns for the shareholders of each company and implements the best established standards of corporate governance. The Alliance contributes to global sustainable development.

The Alliance has set itself three main objectives, which are

- To be recognized by customers as being among the best three automotive groups in the quality and value of its products and services.
- To be among the best three automotive groups in key technologies.
- To consistently generate a total operating profit among the top three automotive groups in the world.

Strategic management

Renault-Nissan b.v., the strategic management company of the Renault-Nissan Alliance, is jointly and equally held by both Renault and Nissan groups. The company, whose registered office is located in the Netherlands, hosts the Alliance Board, which meets regularly.

The Alliance Board steers the Alliance's medium- and long-term strategy and coordinates joint activities on a worldwide scale. The President of the Alliance Board is the President and CEO of Renault and President and CEO of Nissan, Carlos Ghosn. The other members are Patrick Blain, Patrick Pélata and Jean-Louis Ricaud from Renault, and Toshiyuki Shiga, Tadao Takahashi and Mitsuhiko Yamashita from Nissan.

Steering Committees deal with all cross-functional Alliance operations and propose priority topics for the Alliance Board Meetings. They also coordinate the activities of the Cross-Company Teams (CCT), Functional Task Teams (FTT) and Task Teams (TT). There are seven Steering Committees overseeing Planning, General Overseas Markets, Control and Finance, Sales and Marketing, Information Systems, Support Functions, and Product Development and Manufacturing.

Since the beginning of the Alliance, Renault and Nissan have been committed to developing personnel exchanges in order to enhance the performance of the Alliance. These exchanges concern 412 employees (including common organizations). Several hundred people are involved in Alliance bodies, remaining employed by their home company.

Sharing of best practice

The Alliance promotes the sharing of best practice and conducts benchmarking studies in all areas of business at Renault and Nissan to identify avenues for progress in each sector.



2005 was an historic turning point for Renault and Nissan, with the same President and CEO leading both groups, completion of the Nissan 180 business plan and preparations for Renault's own business plan.

Key dates in the Renault-Nissan Alliance

RENAULT NISSAN

- **March 27, 1999:** Renault and Nissan announce their strategic Alliance. Renault takes a 36.8% stake in Nissan for ¥643 billion (€5 billion).
- **June 1999:** The structures for devising and implementing joint projects are established. They are governed by the Global Alliance Committee.
- **October 30, 2001:** Renault and Nissan announce their decision to further strengthen the Alliance. Renault-Nissan b.v., a joint management company held equally by both partners, is established under Dutch law.
- **March-May 2002:** Renault exercises the warrants it has held since 1999 ahead of schedule to raise its stake in Nissan from 36.8% to 44.43%. Nissan acquires a 15% stake in Renault.
- **May 29, 2002:** The Alliance Board meets for the first time.
- **May 2005:** Carlos Ghosn becomes President and CEO of Renault, while remaining President and CEO of Nissan, and becomes President of Renault-Nissan b.v.

Cooperation and synergies in engineering

Common platforms and interchangeable components

Renault and Nissan aim to use 10 platforms for their main vehicles by 2010. The platforms are developed as the vehicle range of each of the partners is renewed. An initial platform, the B platform, has been used by Nissan since March 2002. Renault started using the platform with Modus in October 2004 and Clio III in September 2005.

A second platform, the C platform, was launched by Renault at end-2002 with the new Mégane II. Nissan has also been using the platform since December 2004 with the Lafesta.

The Interchangeable Components Policy promotes the use of identical components in Renault and Nissan cars, across the full range of vehicle types and classes. This requires the development of standardized components which meet the expectations of customers of both companies.

Research and advanced engineering

Renault and Nissan are cooperating in strategic fields of research and advanced engineering in which they have common interests. The aim is to optimize the allocation of resources of both groups, covering a broader range of potential technical solutions and accelerating cooperation to make technological progress. Common areas of research include fuel cells, hybrid vehicles, materials, electronics, powertrains and active safety.

These activities boost competitiveness. Clio III, for example, was developed using Serial-lots (S-lots). This method, devised by Nissan and applied on Logan, involves replacing a series of physical prototypes by digital simulations and partial prototypes. The car's development time was reduced to 28 months, compared with 49 months for the previous generation – the shortest development time for a Renault vehicle to date. The total program outlay was thus kept down to €953 million, including €630 million for capital expenditure.



In Mexico, Renault can draw on the resources of Nissan's Aguascalientes plant.

Electric and electronic systems

Renault and Nissan jointly developed a new navigation and communication system in 2004. The first European application is on the Renault Laguna and the Nissan Pathfinder, both launched in March 2005. It was also introduced on the Renault Vel Satis in April 2005.

Powertrains

Cooperation in the common use and development of powertrains within the Alliance is accelerating.

The first engines developed jointly by Renault and Nissan came to market in Japan in 2004 and in Europe in 2005.

- HR15DE (S2G 1.5) and MR20DE/MR18DE (M1G 1.8 and 2.0) gasoline engines:
  - HR15DE on Nissan Tiida and Tiida Latio in July 2004, and on Nissan Note in December 2004;
  - MR20DE on Nissan Lafesta in December 2004, Serena in May 2005, and a Renault vehicle at the beginning of 2006;
  - MR18DE on Nissan Tiida and Tiida Latio in January 2005 and Clio III from March 2006.
- M1D (M9R) 2.0 diesel engine:
  - M1D on Renault Laguna II in June 2005.
- TL4 (MT1) 240Nm six-speed manual transmission:
  - TL4 (MT1) on Renault Modus, Mégane II and Clio III in April 2005, and Nissan Tiida in November 2005.

Cooperation and synergies in manufacturing

Quality

One of the major contributions of the Alliance is the progress achieved in the quality of products and services by pooling the experience of both groups. The Alliance Quality Charter, signed in 2002, defines joint rules and tools such as the Alliance Vehicle Evaluation System, the Alliance New Product Quality Procedure and the Alliance Supplier Evaluation System. The Charter has been applied to every project since January 2003.

Manufacturing

Renault and Nissan have actively exchanged and implemented best practices in the area of manufacturing. Renault upgraded the Renault Production Way by introducing shop floor management with the support of Nissan experts, including workstation standardization, implementation of Total Productive Maintenance (TPM), quality control, and so on. Renault practices adopted by Nissan include methods to evaluate workstation ergonomics and control costs.

The Harbour Report, which ranks the productivity of European plants each year, rated five Renault plants among the eight most productive in Europe.

The Alliance is now shifting to more direct exchanges between Renault and Nissan plants through cross-visits and common studies.

Renault-Nissan Purchasing Organization (RNPO)

RNPO was established in 2001 as the first Alliance joint-venture company, representing about 30% of Nissan's and Renault's global annual purchasing turnover. The scope of joint purchasing activities was enlarged, increasing annual volume from $21 billion at end-2002 to **$33 billion** in **January 2005**, which represents **70%** of the Alliance's purchasing turnover. During the same period, the percentage of Renault and Nissan common suppliers grew from approximately 20% to nearly **60% in 2005**. In addition, RNPO's geographical scope is now expanding from Japan, Europe and the US to all regions where Renault or Nissan have industrial operations.

Key purchasing activities have been defined as Core Processes, common to all RNPO, Renault and Nissan Purchasing Departments, to reflect the best purchasing practices of the Alliance.

RNPO has been an accelerator for the performances of Renault and Nissan in the different purchasing sectors under its responsability. A recent survey shows that suppliers strongly support RNPO as it brings value to the business.

Logistics

In 2004, Logistics acquired its own Cross-Company Team (CCT) in an effort to capitalize on the close geographical fit between the production plants operated by the two groups worldwide. The same year, synergies attained over $132 million. The Logistics CCT is made up of six operational sub-teams focusing on overseas parts logistics, supply parts management, in-bound logistics, material handling, out-bound logistics and common standard packaging. In 2005, four new working groups were added, dedicated to strategy, cost management for new projects, international resources and human resources.



Nissan's factory in Barcelona, Spain is a major production site for Trafic.

Process engineering

The purpose of the Process Engineering CCT is to improve Quality-Cost-Delivery tasks of vehicle process engineering. It aims to reduce investments in particular in stamping dies, body assembly facilities and paint facilities. New actions have been identified for 2006-2007:

- Study of Renault tooling in Europe;
- Renault Samsung Motors opportunities;
- Sharing the new process development list and seeking new opportunities.

Cooperation and synergies in sales and marketing

Within the Alliance, the partner with the strongest market presence supports the development of the other by actively backing sales, marketing and/or production.

Europe

Renault and Nissan manage their own networks of separate sales outlets. "Common hubs" are a new dealer organization based on a network of joint partners. In January 2005, 2,877 Renault and Nissan primary dealers were restructured and 525 Renault hubs and 382 Nissan hubs were created, of which 170 are common.

Mexico and Central America

Nissan's strong presence in Mexico provided major support for Renault's return to the Mexican and Central American markets. At the end of 2004, 45 franchises were built to Renault standards. The two partners have also developed a new financing program for automobile loans to customers and the Renault and Nissan dealer networks.

In Central America, Nissan National Sales Companies started Renault operations in Ecuador, El Salvador, Honduras, Panama and Nicaragua. In Guatemala, Renault started activities in 2003 with an importer that belongs to the main Nissan importer group. In Costa Rica, FASA Group (Renault-Nissan's National Sales Company in Panama) successfully took over Renault's previous importer in April 2005.

Mercosur

In Brazil, Nissan set up its subsidiary in 2000. The back-office functions are operated under Renault's responsibility. A network of 64 Nissan dealers (end-2004) was formed with the support of the existing Renault dealers.

Renault Argentina took over responsibility for Nissan imports in 2001. In Peru, the local Nissan partner helped Renault to re-establish a sales presence.



United Kingdom
France
Slovenia
Spain
Portugal
1,148
North America
United States
Mexico
Colombia
Brazil (2)
483
165
318
Latin America (1)
Chile
Argentina

Global sales and production sites

Renault group plants (Renault, Dacia and Renault Samsung Motors)

Nissan plants — Body assembly — Powertrain

Sales in thousands of vehicles - 2005

Renault group sales

Nissan sales

Asia-Pacific

Renault sales are steadily growing in Asian countries with support from Nissan's existing organization. In Japan, Nissan dealers have been selling Renault vehicles through Renault outlets since 2000. A total of 77 exclusive or dual-brand dealer outlets have been in operation since December 2005.

In South Korea, Renault Samsung Motors produces the SM7, SM5 and SM3, derived from Nissan vehicles. The SM3 will also be exported under the Nissan brand to Russia, Ukraine, the Gulf States and Latin America.

In Australia, Renault vehicles are now imported by Nissan Australia and 25 outlets are in operation. In Malaysia, TCEC, a subsidiary of Nissan's Malaysian partner, is in charge of distributing Renault models. In China, Renault and Nissan have both signed agreements to develop operations through partnerships with Dongfeng Motor.

Africa, Middle East and Eastern Europe

In Morocco, the Renault importer acquired SIAB, Nissan's exclusive importer in the country. In Tunisia, the Renault National Sales Company (NSC) became the new Nissan NSC. In South Africa, Renault and Nissan have created a permanent local Alliance committee. In the Persian Gulf, Renault has been able to develop its presence using Nissan's existing structures in Kuwait, Bahrain and Qatar. Nissan National Sales Companies also started distributing Renault models in the United Arab Emirates and Oman in September 2005.

In Romania, Renault imports and distributes Nissan vehicles. Renault Nissan Bulgaria, created in September 2005, is responsible for importing and distributing vehicles for the Renault, Nissan and Dacia brands. In Russia, Nissan Europe and Renault International Operations are actively pursuing back-office synergies.

Number of units sold worldwide - 2005

Renault group	**2,533,428**
Nissan group	**3,597,748**
Renault-Nissan Alliance	**6,131,176**


2,192
1,744
Western Europe
448
Russia
484
391
93
Central and Eastern Europe (3)
870
4
866
Japan
South Korea (RSM)
China (4)
Japan
Romania (Dacia)
Turkey
Morocco
Egypt
Pakistan
Taiwan
Thailand
Philippines
287
103
184
Middle East and Africa
Malaysia
Kenya
Indonesia
668
127
Zimbabwe
South Africa
541
Asia and Oceania

(1) Including Mexico.
(2) Including joint LCV plant.
(3) Including Russia and Turkey.
(4) Nissan and Dongfeng Motors have established a joint venture to produce and sell a vehicle line.

Alliance product planning

The Product Planning CCT coordinates Alliance product planning and defines a medium- and long-term vision for both groups' product and powertrain ranges. It aims to ensure maximum market coverage while minimizing costs and expenses and product cannibalization (i.e. direct competition between Renault and Nissan for certain products in a given market). The specific role of this CCT is to ensure that cooperation within the Alliance does not threaten the Renault or Nissan brand identities. The CCT also coordinates the exchange of information on market surveys (customer surveys and price/volume forecasts) in order to harmonize working methods and to better anticipate future developments for the Alliance.

Generally, Renault and Nissan develop and market their own vehicles. In some cases though, when brand image is not involved and for specific products in certain markets, Renault and Nissan can go ahead and sell adapted products from their partner's lineup under their own brand name. Since 2002, Nissan has assembled and sold in Mexico the Nissan Platina, an adapted version of the Renault Clio sedan. In Europe, Renault Master and Renault Trafic were also adapted and launched as Nissan Interstar and Nissan Primastar.

Nissan in 2005

An operating profit margin of 9.3%

In February 2006, Nissan Motor announced financial results for the first nine months of fiscal year 2005, ending March 31, 2006.

In the April-to-December 2005 period, net income after tax totaled ¥365.7 billion ($3.26 billion, €2.69 billion), down 2.0% compared with the previous year, due to one-time charges in the first quarter. The charges related to a change in Japanese accounting standards for the treatment of fixed assets and the introduction of Nissan's defined contribution pension plan.

Globally, Nissan sold a total of 2,653,648 vehicles in the first nine months of fiscal year 2005, up 10.0% compared with last year. Sales were higher in all major markets, especially in the US, Europe and China. Net revenue rose 11.4% to ¥6.792 trillion ($60.59 billion, €49.91 billion).

Nissan's operating profit from April to December totaled ¥631.2 billion ($5.63 billion, €4.64 billion), up 3.1%, while its operating profit margin came to 9.3%. Ordinary profit amounted to ¥605.5 billion ($5.40 billion, €4.45 billion), down 1.1%. Nissan maintained its forecast for the full fiscal year.



The successful Tiida model fueled Nissan's sales in China.



The Pathfinder SUV is a major hit in the US.

Production: a 9.4% increase in calendar year 2005

Nissan's global production in 2005 increased 9.4% year-on-year to 3,508,005 units.

In Japan, production increased 0.8% to 1,451,212 units. Robust sales of new models introduced in fiscal year 2004 offset slower sales of existing models and exports.

Overseas production climbed 16.3% to 2,056,793 units, reaching the 2 million mark for the first time ever. Production in the US rose 10.8% to 835,946 units helped by continued strong sales of the Altima mid-sized sedan and increased sales of the Pathfinder SUV. In Mexico, production increased 11.5% to 362,591 units due to strong demand for the Sentra compact sedan and other models.

In Europe, output in the UK fell 1.4% to 315,297 units. In Spain, the Pathfinder SUV and the Navara pickup truck boosted output 35.5% to 193,604 units.

Production in General Overseas Markets (GOM) jumped 54.8% to 349,355 units with production in China alone rising 160.7% to 186,744 units due to strong demand for the Teana luxury sedan and the Tiida sedan and hatchback.

Sales: a strong rise in US sales in calendar year 2005

In Japan, Nissan's registrations in 2005 rose 2.2% to 759,725 units due to strong sales of new models released in the latter half of fiscal year 2004. Nissan's share of the domestic registered vehicle market amounted to 19.3%, up 0.5 percentage points. Including minivehicles, Nissan's domestic sales rose 4.8% to 866,157 units. The company's share of the market increased 0.7 percentage points to 14.8%.

In the US, sales climbed 9.2% to a record 1,076,670 units, the first time for calendar sales to reach the 1 million mark. Nissan brand sales rose 10% to 940,269 units supported by strong sales of the Altima mid-sized sedan and Pathfinder SUV. Sales at the Infiniti luxury division rose 4.1% to 136,401 units, boosted by strong sales of the M45 luxury sedan (Fuga in Japan).

In Canada, Nissan's sales rose 2.2% to 70,983 units, while sales in Mexico remained largely unchanged at 234,932 units.

In Europe, sales fell 0.6% to 540,945 units although demand was strong for newly launched models, including the Pathfinder SUV and the Navara pickup truck.

Nissan Value-Up

NISSAN Value-Up

The Nissan Value-Up business plan has three commitments relating to profitability, growth and return on investment. The commitments are:

- to maintain the top level of operating profit margin among global automakers for each of the three years of the plan;
- to achieve global sales of 4.2 million units, measured in fiscal year 2008; and
- to achieve a 20% return on invested capital on average over the course of the plan, excluding cash on hand.

Under the plan, Nissan will expand its worldwide presence, and Infiniti will be launched as a global tier-one luxury brand. Furthermore, through the end of fiscal year 2007, 28 all-new Nissan and Infiniti models will be launched globally.

Nissan sales topped the 1 million mark in the US in 2005, buoyed by the popular Altima sedan.



Combined performance of the Alliance

Renault-Nissan Alliance worldwide sales

Sales of 6.1 million vehicles placed the Renault-Nissan Alliance among the world's top four automakers in 2005. In this, it continued to draw strength from the two partners' complementary positions in geographical markets around the world. Operating profit margin represented 7.1% of combined revenues and net income reached €6.4 billion.

In 2005, worldwide sales totaled 2.5 million vehicles for Renault and 3.6 million for Nissan.

Renault-Nissan Alliance worldwide sales

'000s of passenger cars and light commercial vehicles



6,000
4,000
2,000
0
5,786
3,296
2,490
6,131
3,598
2,533
2004
2005
Renault
Nissan

The total of 6.1 million vehicles placed the Renault-Nissan Alliance among the world's top four automakers and represented a total market share of 9.8%, with Renault taking 4.04% and Nissan 5.74%.

Total unit sales of the Renault-Nissan Alliance were up 345,000 or 6% from 2004.

In Western Europe, where the automobile market was practically flat, edging up a meager 0.1%, Alliance sales declined by 94,000 units or 4.1%. But sales headed up on other markets, showing rises of 92,000 units or 8.7% in North America, 40,000 units or 4.8% in Japan and 307 000 units or 19% in the rest of the world.

Worldwide sales by geographical region in 2005

'000 units sold (% of total)



North America
1,148
14.2%
Japan
870
18.7%
31.3%
Rest of the world
1,921
Western Europe
2,192
35.8%

The world's top 10 automotive groups in 2005

(Millions of passenger cars and light commercial vehicles - preliminary estimates)



12
11
10
8
6
4
2
0
11.2
8.2
7.8
6.1
5.2
4.3
3.6
3.4
3.3
2.0
General Motors * 1
Ford/ Mazda 2
Toyota 3
Renault Nissan 4
Volks-wagen 5
Daimler Chrysler 6
Hyundai/ Kia 7
PSA 8
Honda 9
Fiat 10

** GM + Daewoo + Suzuki + Isuzu.*

Renault-Nissan Alliance sales outside top three markets

Outside the world's three largest automobile markets, which are North America, Western Europe and Japan, sales showed a general rise in all regions. Asia-Pacific turned in a particularly strong performance, with China and South Korea the main sources of momentum, and Central and Eastern Europe, especially Romania and Russia, also doing well.

'000 units sold	2005	2004	Change 2005/2004	
			'000 units	%
Central and Eastern Europe	484	414	70	16.9%
Middle East and Africa	287	248	39	15.7%
Latin and South America	483	449	34	7.6%
Asia-Pacific	667	503	164	32.6%
Total rest of the world	**1,921**	**1,614**	**307**	**19.0%**

Alliance key performance indicators

Since 2003, Renault has published a number of key performance indicators broadly quantifying the economic significance of the Renault-Nissan Alliance[1].

Renault and Nissan cooperate in the fields of vehicle and powertrain development, purchasing, production resources and distribution. In 2005, Renault sales to Nissan were an estimated €1,060 million and Renault purchases from Nissan an estimated €1,200 million. These intercompany transactions have been eliminated to produce the revenue indicator.

In 2005, the operating profit margin of the Alliance amounted to €7.4 billion, representing 7.1% of combined revenues.

Renault-Nissan Alliance revenues in 2005

€ million	2005
Renault	41,338
Nissan[1]	66,072
Eliminations	(2,260)
Renault-Nissan Alliance	105,150

Operating margin, operating income and net income in 2005 (*)

€ million	Operating margin	Operating income	Net income[3]
Renault	1,323	1,514	1,178
Nissan[2]	6,100	7,856	5,186
Renault-Nissan Alliance	7,423	9,370	6,364

(*) Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

1 - The specificity of the Alliance means, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles. Information concerns the two groups in the period from January 1 to December 31, 2005 and is presented in accordance with the accounting policies applied by Renault in 2005. Data concerning Nissan reflect the impact of the adjustments for fair value applied by Renault on the occasion of acquisitions in 1999 and 2002. Other indicators, in particular key balance sheet items, will be published in Renault's registration document.

2 - Converted at the average exchange rate for 2005, which is €1 to ¥136.80.

3 - Renault net income shown above does not include Nissan's contribution, nor does the net income figure for Nissan include Renault's contribution.

Sustainable

development



The ecological design of the Modus dashboard earned Renault second prize in the "Ecoproduct for Sustainable Development" category in the 2005 *Entreprises & Environnement* av



Sustainable development is central to Renault's strategy, which demonstrates a commitment with concrete action in favor of employees, the environment and society at large. This reflects our conviction that ethics and business success converge over time.

What Renault stands for

Sustainable development – a cornerstone of strategy

Renault believes that ethics and efficiency converge over time. Which is why sustainable development is a central component of our strategy for profitable growth.

The Group is committed to ethical standards set out in a Code of Good Conduct that covers essential priorities including personal safety, protection of company assets, compliance with the law and environmental standards, circulation of information, use of company funds, participation in community life and conflicts of interest. An Ethics and Compliance Committee oversees implementation.

The aim is to consolidate and promote commitment to freedom, fairness, transparency and loyalty – values essential to cohesion and performance, now and in the future.

Renault signed the Declaration of Employees' Fundamental Rights with the International Metalworkers' Federation and other union representatives. The Declaration applies to all Group employees in all parts of the world, including those at Dacia and Renault Samsung Motors.

Renault has a Sustainable Development Committee charged with defining policy directions, developing new ideas and planning targeted action in cooperation with global functions as well as suppliers. Following the same approach, in 2005 Renault conducted an evaluation of all subcontractors, opening the way for new progress, and defined methods to help buyers and quality control personnel assess suppliers' manufacturing sites. Similarly, purchasing working groups have offered proposals for concrete initiatives in areas ranging from emissions and road safety to recycling, renewable resources and human and employee rights. Renault works only with suppliers who have undertaken to not use child labor or forced labor and to take necessary action for the prevention of workplace hazards.

Purchasing working groups play an important role in involving suppliers in sustainable development policies.



In 2001, Renault joined the UN Global Compact and in 2003 followed this up with membership of the Forum des Amis du Pacte Mondial in France, an association dedicated to the promotion of the Global Compact's principles and recruitment of new companies to extend the network.

Renault also adheres to OECD principles of corporate governance and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. It applies Global Reporting Initiative indicators to assess its environmental standards, labor practices and societal performance.

Other organizations with Renault's support include Airparif, which monitors air quality in Paris, Entreprise pour l'Environnement, for which Renault is sponsoring a sustainability prize to be awarded to a student in 2006, and Comité 21, which promotes progress towards the Agenda 21 goals adopted at the 1992 Earth Summit in Rio. Renault is also a member of several European and international business forums.

Rewarding the breadth of its commitments and its pioneering role in a number of areas, Renault has won high marks from non-financial rating agencies and is a component of ethical stock market indices including Aspi Eurozone, Ethical Euro and Ethibel Excellence Sustainability Index.



Gravimetric filters used in the production of particulate filters help to make them more efficient.

The environment

Environmental management in manufacturing

Renault's rapid international expansion since 1996, involving the construction of new plants and modernization of acquisitions, has been consistently backed by commitment to environmental standards in both manufacturing projects and day-to-day management.

More than 90% of the Renault group's manufacturing sites already have ISO 14001 environmental certification and recently acquired businesses are moving in the same direction, as the example of Dacia shows.

The main Logan site in Pitesti, Romania thus earned ISO 14001 certification – awarded by an independent organization – in 2005, confirming effective commitment to a strategy for international expansion consistent with high standards of environmental protection.

Action taken in Romania has been exemplary in this regard. Following its acquisition of Dacia, Renault launched a five-year plan to bring the plant up to standard in partnership with local authorities. Soil decontamination was a main focus, involving in particular the installation of an on-site unit for bioremediation of hydrocarbon pollutants. Modernization of stamping presses and engine machining equipment, together with the replacement of compressors and cooling circuits and other enhancements to production processes, were associated with the introduction of a system to sort and treat waste, ensuring progress in both manufacturing efficiency and environmental standards.

All employees have received training in the chemical hazards of products used at the plant and suppliers have backed up the program with efforts to improve their own environmental performances.

Ongoing commitment to preservation of the environment

Renault has defined five environmental priorities for all its businesses, in all parts of the world:

- **Preserve the natural heritage** of local environments;
- **Eliminate or reduce the impact of products and plants** on the environment;
- **Develop product and service offerings that are compatible with environmental protection** throughout their lifecycle;
- **Implement environmental management** throughout the company and open this to external monitoring over the entire lifecycle;
- **Ensure the transparency of communications on environmental issues.**



ISO 14001 certification of the Pitesti site in Romania rewards the efforts that began with the acquisition of Dacia.

Renault developed its own method, dubbed "Lifecycle Inventory", to analyze the vehicle's environmental impact at every stage from design to recycling. The method was applied to Modus in 2005, after Scénic in 2004.

Environmental successes in the Renault range have included the reduction of noise induced by Clio III, now a standard-setter for acoustics in its segment. This most recent model in the Renault range has benefited from solutions implemented with Vel Satis to count among the select group of vehicles with output 3dB(A) below the EU standard, which corresponds to a 50% reduction in noise levels.

The entire Renault range is built to allow recycling of 95% of vehicle mass, but without any compromises on quality or equipment. Like its predecessors, Clio III is partly made of recycled plastic, as is Modus, which received the 2005 *Entreprises & Environnement* award in the "Ecoproduct for Sustainable Development" category.

Commitment to sustainable development has shaped Clio III from its beginnings, with designers aiming to minimize environmental impact at every stage in its lifecycle. As the new version of a vehicle that is emblematic of the Renault range, it naturally needed to offer not only roomy comfort and high standards of safety, but also a sound ecological balance.

Achieving that balance is a complex challenge, calling for sometimes difficult trade-offs between contradictory considerations. Reducing noise, for example, requires additional equipment that increases the vehicle's mass and, by the same token, fuel consumption. Which is why Renault places such emphasis on detailed assessment of all the parameters in a vehicle's lifecycle – from production to recycling.

Clio III illustrates the benefits of this approach, with in-depth environmental assessment providing the basis for real progress on its predecessor, Clio II. Lower fuel consumption and greenhouse gas emissions thus reflect the success of cross-functional cooperation between designers and suppliers in producing a lighter vehicle, optimizing operation of electrical equipment and combustion, at the same time reducing friction and enhancing aerodynamics. With its reduced emission levels, Clio III complied with Euro IV standards from launch for the protection of air quality in urban environments. Greenhouse gas emissions were continually slashed across the entire range, with an average of 149.3g/km of CO_2 emissions recorded for average vehicle sales in Europe in 2004.

Made of renewable materials and recycled plastics.


Ski sous moteur
Engine skidplate
Carénage (train arrière)
Rear suspension fairing
Carénage sous roue de secours
Spare wheel undertray
Garnitures latérales de custodes
Quarter panel trim
Boîte à outils
Toolbox
Déflecteur central
Central deflector
Convergents
Front end deflectors
Garnitures de sièges (version cuir)
Seat upholstery (leather version)
Coupelle supérieure d'amortisseur
Suspension turret
Ecran de passage de roue arrière
Rear wheel arch guard
Pneus
Tyres
Absorbeur de porte
Door shock absorbers
Poussoir de bassin
Side door padding
Déflecteur central
Central deflector
Ecran de passage de roue avant
Front wheel arch guard
Pièces en matières renouvelables
Parts made from recyclable materials
Pièces en matières plastiques recyclées
Parts made from recycled plastic

Environmental progress at Renault plants



Consumption of resources (1996-2005)
- Energy in MWh/veh.: **- 25%**
- Water in m³/veh.: **- 56%**



Atmospheric emissions (1988-2005)
- VOC in kg/veh.: **- 61%**



Waste output (1998-2005)
- Hazardous waste in kg/veh.: **- 30%**



Emissions to water (1996-2005)
- Toxic matter in kg/day: **- 44%**
- Organic matter in kg/day: **- 45%**
- Suspended solids in kg/day: **- 52%**

Human resources policy

Skills driving performance

Worldwide business expansion, the Alliance with Nissan, the emergence of new technologies and shifts in demographic trends have all contributed to increasingly rapid change in attitudes and organizations.

Renault owes its success to its people, making human resources policy decisively important for performance and sustainable development over the longer term.

Consolidating competitive strengths

Renault sets ambitious targets for employment policies to back its international growth and face up to demographic challenges in Europe. From 2000 to 2005, Renault recruited nearly 43,000 people worldwide, including 10,000 in 2005 alone. New production teams were set up for Logan in Romania, Russia and Morocco, while in France and Spain recruits brought in additional skills and made for quicker renewal of generations.

In Europe, Renault is preparing to work with older employees while at the same time maintaining skills at the highest possible level through a combination of initiatives that provide for adaptation of working conditions and lifelong training. Other measures to maintain team motivation and new rules for professional development are also being implemented.

Finally, Renault aims to organize work schedules to achieve a closer match with customer needs. Agreements have thus been reached to allow for more flexible working hours in France, Spain and South Korea.

Backing international expansion

Renault actively encourages the development of multicultural teams as part of its worldwide expansion, and in 2005 international recruitment accounted for 24% of the total. The international mobility of staff members is managed at Group level to ensure the best allocation of competencies around the world.

An HR Functional Task Team set up within the framework of the Alliance with Nissan in October 2005 has been charged with benchmarking policies and stepping up the efforts put into targeted recruitment, personnel exchange and intercultural training since 1999.

At the same time, Renault is developing Group-wide human resources policies by stages, defining principles that apply to all employees worldwide in accordance with its Declaration of Employees' Fundamental Rights. In 2005, policies for annual performance and development reviews, recruitment and relations with employee representatives were adopted, rounding out existing Group-wide guidelines on languages, training, working conditions, pension funds and employee share ownership.

Finally, in 2005 Renault continued work on its single personnel database to ensure consistent administration throughout the Group. At the end of the year, this database covered 19 countries, representing more than 90,000 employees out of a target group of 125,000.

Renault human resources policies aim to offer staff members in all parts of the world the same access to training.



Expanding competencies

Since 2002, Renault has taken a systematic approach to skills development based on forward planning in a 10-year horizon, drawing on input from departments and the HR function. Through this Skills Program, Renault is able to identify critical competencies and take appropriate actions, applying levers that include recruitment, training, staff mobility and knowledge management.

Training is thus a natural priority, and in this area Renault has set itself the ambitious goal of offering equivalent access to all employees. In 2005, more than four employees in five benefited from training within the Group.

Attracting and motivating talent

On a fiercely competitive labor market, Renault aims to be an employer of choice for young talent. In this, its three main priorities are cooperation with the education system, initiatives to raise awareness of the automotive industry among young people, and professional training. Renault hosted more than 5,850 young people, including more than 600 apprentices, 4,000 interns and 106 corporate volunteers in 2005.

Staff mobility within the Group is also a priority. At the end of 2005, Renault took a new initiative in this area with the launch of the Careers@Renault intranet site detailing career opportunities within given areas of expertise or on a cross-functional basis.

Management quality is naturally always a focus of attention, and Renault is involved in several initiatives to underpin individual and team commitment to the highest professional standards. In 2005, these included extension of the 360° Feedback Program – which allows managers to better understand how others perceive their working methods – to 5,100 Group managers. Special programs have also been set up to support managers and technicians at each stage in their career development at corporate, functional and regional levels.


CONCEVOIR • FABRIQUER • VENDRE • ACCOMPAGNER
Derrière
votre compétence
Toujours audacieux, réactifs, solidaires, impliqués, nous sommes 130 000 talents qui imaginent, conçoivent, fabriquent et commercialisent des véhicules. Notre engagement : contribuer au bien-être de nos clients grâce au savoir-faire et à l'innovation des femmes et des hommes du Groupe.
Renault se place avec Nissan parmi les tout premiers constructeurs automobiles dans le monde. La diversité de sa gamme et de celle de ses marques associées (Dacia et Renault Samsung), la qualité de ses produits et services et sa dimension internationale sont les atouts de sa croissance rentable.
Parce que vos compétences sont la clé de notre performance, nous vous offrons de les enrichir en évoluant tout au long de votre vie professionnelle au sein d'un environnement fait d'audace, de créativité et de convivialité. Innover, anticiper, fédérer, c'est notre ambition et les clés de votre développement.
Partagez la fierté d'appartenir à un Groupe, moteur de passions pour ses collaborateurs comme pour ses clients.
Ingénieurs, cadres, techniciens, opérateurs, Renault recrute dans tous ses métiers. Pour consulter nos offres et postuler en ligne, rendez-vous sur :
www.renault.com
RENAULT
CRÉATEUR D'AUTOMOBILES,
des passions à partager.

A major communications drive focused on Renault's appeal as an employer.


CONCEVOIR • FABRIQUER • VENDRE • ACCOMPAGNER
RENAULT
CRÉATEUR D'AUTOMOBILES,

Renault is actively committed to safeguarding employees' health and ensuring working conditions that are a source of motivation. Results are measured in site audits with a seal of approval awarded in recognition of compliance. Workstation ergonomics have been steadily upgraded and the number of workplace accidents were nearly halved in five years. Approval had been granted or renewed at 53 manufacturing, administration, engineering and sales sites at end-2005.

Finally, active dialogue with unions and other staff representatives continued within the framework of the Group Works Council and structures that exist for this purpose in each country. Renault is committed to high-quality, active and responsible relationships with employee representatives at all levels of the business, and in 2005 defined a Group-wide policy for this purpose.

Societal initiatives

Promoting sustainable mobility and road safety

Along with its broad commitment to environmental standards and human resources, Renault makes a special point of programs to improve people's daily lives in the areas directly related to its business. In this, sustainable mobility and road safety are main priorities.

Sustainable mobility means fulfilling people's desire to travel at will, at a reasonable price and in optimum safety conditions, while at the same time preserving human, environmental and economic value for the present and future.

To this end, Renault has implemented an action plan steered by its Transport and Mobility Committee. Some of the main actions are as follows:

- In 2005 Renault released a new navigation system developed jointly with Nissan dubbed the Carminat Navigation & Communication System. It features traffic information and communication functionalities that enable drivers to optimize routes according to traffic conditions and thereby reduce congestion and pollutant and greenhouse gas emissions.
- A transport plan has been introduced at the Plessis-Robinson site in France where 2,800 employees work. As a result, 25% of staff used public transport for their work-home journey in 2005.
- Renault has undertaken a study to better understand the place of automobiles in the giant urban areas of China, India and Brazil, and contributed to the World Business Council for Sustainable Development's Mobility 2030 project. The latter concerns both developed and developing countries, and in 2005 led to the adoption of an action plan on road safety as part of the Global Road Safety Initiative of which Renault is a member.



600 Renault staff members are dedicated to improving automobile safety.

Rewarding the scale of resources committed, Renault has the safest range on the road.



Each year, 1.2 million people die and 50 million more are injured in road accidents around the world. Renault takes a holistic approach to safety that aims to protect drivers and passengers of all ages in any seat in the vehicle, but also pedestrians, bearing in mind every stage in accidents. Renault's onboard safety equipment and systems are designed to:

- **Prevent** accidents, alerting the driver and passengers to risks and promoting safe driving. Many models include a tire pressure monitoring system and a speed limiter.
- **Correct** driver errors to avoid accidents with driving assistance devices such as ABS and Emergency Brake Assist functions.
- **Protect** passengers if an accident does occur. Renault was the first to offer load limiters, and is now the only manufacturer to line up eight models with top five-star ratings in the Euro NCAP crash tests.

Because human error is the cause of most accidents, Renault also takes the initiative in **raising awareness** among future drivers. Renault's "Safety for All" program, which has already involved 7 million children and teenagers in 19 countries, is the most extensive road safety operation for young people offered by any vehicle manufacturer.


LA ROUTE C'EST PAS UN JEU VIDÉO
T'as qu'une vie

Messages in posters for Renault's "Safety for All" program reflect new awareness among young people.


Hirn ein!


MIRAR ANTES DE CRUZAR
AYUDITA A LA ABUELITA
Seguridad para todos

Benefiting society at large

The Renault Foundation promotes French and European culture, enabling foreign students, especially from Japan, to study in Paris and obtain advanced diplomas in France. In 2005, the Foundation made an active contribution to the launch of a post-graduate program in Transportation and Sustainable Development offered by Paris Tech, an association of 10 top engineering schools, and Ecole des Mines. Renault also helps unskilled young people get training, offering internships followed by a contract of employment providing for alternate periods of work and study. In South Africa, the Group is a partner of the Valued Citizens program to promote education, mutual respect and a sense of responsibility to prevent violence.

Turning to sponsorship, in 2005 Renault contributed to a number of humanitarian organizations and in February 2005 raised €1 million for the victims of the tsunami in Asia, following this up at year end with a review of the work of beneficiary organizations:

- **Care France**, an NGO, helped revive fishing in Sri Lanka;
- **UNICEF** distributed funds for the reconstruction of 17 schools in Sri Lanka;
- **The Red Cross** dedicated the funds received to reconstruction of housing in the Maldives.

With the agreement of unions, Renault's distribution outfit REAGROUP France deducts 2% of the profits normally distributed to employees and makes a matching contribution to a humanitarian fund that provided support for a multitude of micro-projects in 2005.

Sales performance and financial results



the Group sold 2,533,000 passenger cars and light commercial vehicles worldwide in 2005.


84 JSD 92

In 2005, Renault sold over 2.5 million vehicles, a performance driven by particularly robust operations outside Europe.

Operating margin reached €1.3 billion or 3.2% of revenues, while net income rose 18.7% to €3.4 billion.

Sales performance

Renault group sales worldwide

The Group's worldwide sales[1] in 2005 grew 1.7% (43,000 units), despite a flat European[2] market that contracted by 0.3%. Growth was driven by the Group's *buoyant performance outside Europe, where sales rose* 120,000 units:

- **In Europe**, Renault sold 1.8 million units, down 5.4% on 2004, and remained the leading brand for passenger cars and light commercial vehicles (LCVs), with 10.2% of the market. In an automotive market that was broadly stable (down 0.3%) and subject to strong price pressures, Renault maintained its selective commercial policy. Mégane was again the top-selling car in Europe, despite a half-point drop in market share to 4.2%. Sales of Trafic and Master enabled Renault to confirm its leadership in LCVs – a strategic segment – with 14.4%. And with Logan, Dacia recorded an impressive performance in Europe, selling 30,000 vehicles.

- Group sales **outside Europe** climbed 21.2% to almost 700,000 vehicles, or 27.2% of total worldwide sales, up from 22.8% in 2004. The Group *advanced in all regions except Turkey, which was* down 1.4%, and Brazil. All three Group brands contributed to sales growth:
  - *Dacia's sales surged 45.5% with the successful* rollout of Logan;
  - in Korea, the range renewal program enabled Renault Samsung Motors to grow sales by 40.4%;
  - and the Renault brand saw an 11.4% increase in sales volumes.

Renault group - Worldwide sales by brand

Passenger cars and LCVs

Renault	2005(*)	2004(*)	% change
Europe	1,814,258	1,917,770	(5.4)
Worldwide excl. Europe	435,737	391,202	11.4
Renault total	**2,249,995**	**2,308,972**	**(2.6)**
Dacia			
Europe	30,790	4,505	583.5
Worldwide excl. Europe	133,616	91,814	45.5
Dacia total	**164,406**	**96,319**	**70.7**
Renault Samsung			
Renault Samsung total	**119,027**	**85,046**	**40.0**
Worldwide Group sales	**2,533,428**	**2,490,337**	**1.7**
O/w: - in Europe	*1,845,048*	*1,922,275*	*(4.0)*
- outside Europe	*688,380*	*568,062*	*21.2*
O/w: - Passenger cars	*2,141,248*	*2,108,832*	*1.5*
- Light commercial vehicles	*392,180*	*381,505*	*2.8*

(*) *Provisional figures.*

(1) *The term "sales" includes registrations of new vehicles plus invoicing for certain geographical regions. In Western Europe, the figure includes sales of 29,277 unregistered vehicles in 2005, versus 32,832 in 2004. In line with car industry practice, market share is calculated from previous years' statistics from official bodies or, failing that, from data derived from carmakers' internal product flows, hence sales.*

(2) *"Europe" refers to Western Europe (France, Germany, Italy, UK, Spain, Netherlands, Belgium, Luxembourg, Portugal, Switzerland, Austria, Sweden, Finland, Norway, Denmark, Iceland, Ireland and Greece) plus Central Europe (Baltic States, Bosnia, Croatia, Czech Republic, Hungary, Macedonia, Poland, Serbia-Montenegro, Slovakia and Slovenia).*

Sales performance of the Renault brand

Renault brand - Registrations (reg's) and market share (mkt sh.) (*)

Passenger cars and LCVs	2005 Reg's (in units)	2005 Mkt sh. (as a %)	2004 Reg's (in units)	2004 Mkt sh. (as a %)
France	666,050	26.8	689,048	28.4
Germany	183,567	5.2	181,114	5.2
UK	197, 366	7.1	212,490	7.3
Italy	162,489	6.6	179,703	7.2
Spain + Canary Islands	236,565	12.4	237,232	12.8
Belgium + Luxembourg	67,969	11.4	72,086	12.1
Western Europe	**1,700,739**	**10.3**	**1,780,103**	**10.8**
Poland	19,938	7.3	33,843	9.5
Central Europe	**84,282**	**8.6**	**104,835**	**9.9**
Europe	**1,785,021**	**10.2**	**1,884,938**	**10.8**
Argentina	37,597	10.4	24,884	9.3
Brazil	47,528	2.9	53,588	3.6
Turkey	107,806	15.1	112,781	16.3

(*) Provisional figures based on data supplied by official bodies or manufacturers.

Renault - Registrations in Europe(1) by model (in units) (*)

Passenger cars and LCVs	2005	2004
Twingo	78,288	87,274
Clio / Clio III	383,786	443,039
Modus	166,474	60,810
Thalia	12,849	19,728
Mégane / Mégane II	661,300	753,541
Laguna	106,959	133,783
Vel Satis	7,592	8,066
Espace / Espace IV	50,557	64,388
Kangoo	163,933	176,101
Trafic / Trafic II	74,768	66,928
Master / Master II	68,055	61,679
Mascott(2) / RWD Master	9,844	9,211
Other (Messenger, Avantime)	616	390
Registrations in Europe(1)	**1,785,021**	**1,884,938**

(*) Provisional figures.

(1) Western and Central Europe.

(2) Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.

Sales performance

Renault sales outside Europe - Worldwide Logan program

Sales outside Europe (*)

Passenger cars and LCVs	2005	2004	% change
Turkey	107,806	112,781	(4.4)
Eastern Europe[1] and Russia / CIS	58,824	33,288	76.7
Africa and Middle East	92,389	86,606	6.7
Central and Latin America	161,767	145,019	11.5
Asia-Pacific and Indian subcontinent	14,951	13,508	10.7
Total outside Europe	**435,737**	**391,202**	**11.4**

(*) Provisional figures.

(1) "Eastern Europe" includes Romania, Bulgaria and Moldavia. In this region and in Russia / CIS, Renault sales are significant in Romania, Ukraine, Bulgaria, Belarus and Russia.

Top 10 markets outside Europe (*)

Passenger cars and LCVs	2005	2004	% change
Turkey	107,806	112,781	(4.4)
Brazil	47,528	53,588	(11.3)
Argentina	37,597	24,884	51.1
Russia	29,176	16,126	80.9
Colombia	24,167	17,777	35.9
Mexico	24,086	24,091	0.0
Romania	23,968	12,156	97.2
South Africa + Namibia	19,112	14,152	35.0
Algeria	15,608	22,098	(29.4)
Morocco	12,364	11,352	8.9
Total top 10 markets outside Europe	**341,412**	**309,005**	**10.5**

(*) Provisional figures.

Worldwide rollout of Logan program (*)

Dacia brand	2005	2004	Total since Sept. 2004
Romania	88,275	20,274	108,549
Turkey	8,317	477	8,794
Central Europe	16,631	2,074	18,705
Eastern Europe	1,450	0	1,450
Western Europe	13,714	6	13,720
Africa, North Africa, Middle East	6,532	37	6,569
Asia-Pacific	309	0	309
Latin America (Guadeloupe, French Guiana, Martinique)	162	0	162
Total Logan under the Dacia brand	**135,390**	**22,868**	**158,258**
Renault brand			
Russia	7,057	0	7,057
Latin America (Colombia, Venezuela, Ecuador)	2,876	0	2,876
Total Logan under the Renault brand	**9,933**	**0**	**9,933**
TOTAL LOGAN	**145,323**	**22,868**	**168,191**

(*) Provisional figures.

Renault group - Worldwide production by model and by brand[1] (in units) [*]

Renault production	2005	2004
Twingo	90,674	91,309
Clio	434,034	577,732
Clio III	121,522	-
Modus	164,741	98,869
Logan	17,792	-
Kangoo	123,057	127,668
Mégane	24,042	27,755
Mégane II	777,454	870,087
Laguna II	112,365	144,358
Espace / Espace IV	50,521	64,429
Vel Satis	7,609	8,361
Total passenger cars	**1,923,811**	**2,010,568**
Kangoo Express	118,667	120,093
Twingo Van	957	952
Clio Van / Clio III	42,429	43,680
Modus Van	2,131	-
Mégane II Van	9,492	9,034
Master II	106,703	98,832
Mascott	15,255	12,891
Total LCVs[2]	**295,634**	**285,482**
Total Renault production	**2,219,445**	**2,296,050**
Dacia production		
1300	-	7,184
Solenza	5,694	36,369
Logan	152,164	28,612
Total passenger cars	**157,858**	**72,165**
Pick-Up 1300	19,871	22,555
Total LCVs	**19,871**	**22,555**
Total Dacia production	**177,729**	**94,720**
Renault Samsung production		
SM3 (passenger car)	30,091	19,411
SM5 (passenger car)	63,374	55,200
SM7 (passenger car)	25,089	6,295
Total Renault Samsung production	**118,554**	**80,906**
WORLDWIDE GROUP PRODUCTION	**2,515,728**	**2,471,676**

(*) Provisional figures.

(1) Production data taken from:
- vehicle deliveries to sales entities for 2004 data;
- vehicles leaving the production line for 2005 data.

(2) Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona, Spain was not recorded as Renault production.

Financial performance and outlook for 2006

Revenues up 1.9%[1]

Faced with difficult business conditions in Europe, but strong growth on other international markets, Renault reported an operating margin equal to 3.2% of revenues while net income reached a record €3.4 billion.

Group revenues increased 1.9% to total €41.3 billion in 2005.

- Revenues reported by the Automobile Division were up 2% at €39.5 billion on the back of increased sales worldwide:
  - on fiercely competitive markets in Europe, a decline in unit sales was compounded by a less favorable product mix and lower prices as the Group's product range entered a less positive phase;
  - in the rest of the world, a rise in unit sales combined with higher prices and an improved product mix led to increased revenues, with new Renault Samsung models SM5 and SM7 leading the way, and Logan increasing its market share.
- The contribution from the Sales Financing Division, down 0.2% to €1.9 billion, was nearly unchanged as a lower average interest rate on loans to customers was offset by a 4.6% rise in total average loans outstanding.

Revenues by Division

€ million


40,000
30,000
20,000
10,000
0
40,565
38,681
1,884
41,338
39,458
1,880
1.9%
+ 2.0%
(0.2)%
2004
2005 scope
2005
2005/2004
change
Automobile
Sales Financing

Operating margin reaches 3.2% of revenues

Group operating margin came to €1.3 billion in 2005, or 3.2% of revenues, compared with 5.2% in 2004:

- The Automobile Division reported operating margin of €0.86 billion, compared with €1.65 billion in 2004. Strong performances outside Europe were offset by a marked decline in the contribution of European sales, in turn due to:
  - a less favorable product mix and geographical mix;
  - lower sales price of vehicles;
  - a rise in both raw material costs and costs associated with the introduction of Euro IV emission standards.

  Furthermore, R&D costs increased due to international expansion and the extension of the product lineup.

  A drive to reduce purchasing costs failed to offset these factors.
- The Sales Financing Division once again made a healthy contribution to revenues, totaling €0.47 billion.

Operating margin by Division

€ million


2,500
2,000
1,500
1,000
500
0
2,115
1,654
461
1,323
858
465
2004(*)
2005
% of revenues
5.2
3.2
Automobile
Sales Financing

(*) 2004 data presented under IFRS.

(1) On a consistent accounting basis.

Net income up 18.7% to a record €3.4 billion(1)

The sharp rise in net income is the result of three main factors:

- a capital gain of €0.3 billion on the sale of land in Spain and divestment of an interest in Nissan Diesel;
- an €0.7 billion rise to €2.6 billion in contributions from AB Volvo and Nissan. For Nissan, this includes a non-recurring gain of €0.5 billion as the company completed transfer of part of its pension commitments to the Japanese government;
- the €0.2 billion decrease in current and deferred taxes.

Net income (Renault share) came to €3.4 billion, up 18.7% from €2.8 billion in 2004.

Earnings per share came to €13.19 per share, compared with €11.16 in 2004.

Summary income statement

€ million	2004(*)	2005
Revenues	40,292	**41,338**
Operating margin	2,115	**1,323**
Other operating income and expenses	(243)	**191**
Operating income	1,872	**1,514**
Share in net income of Nissan	1,689	**2,275**
Share in net income of AB Volvo	221	**308**
Pre-tax income	3,464	**3,784**
Current and deferred taxes	(561)	**(331)**
Net income (Renault share)	2,836	**3,367**
Earnings per share (€)	*11.16*	***13.19***

(*) 2004 data presented under IFRS.

Dividend up by over 33%

The Annual General Meeting to be held on May 4, 2006 will be asked to approve the payment of a dividend amounting to €2.40 for 2005, compared with €1.80 for 2004.

Sound financial structure

The Automobile Division's net financial debt increased by €0.7 billion, with key items including:

- exercise of an option to acquire the Technocentre for €0.6 billion;
- marking to market of redeemable shares for €0.3 billion.

Without these two items, operating activities would have reduced the Division's net financial debt by €0.2 billion. On December 31, 2005, net automotive debt amounted to €2.3 billion or 11.5% of shareholders' equity, compared with 9.9% at year-end 2004.

(1) On a consistent accounting basis.

Outlook for 2006

In 2006, Renault expects the automobile market to decline slightly in Europe and to grow in the other main countries in which the company operates.

Renault will not benefit from major product launches in 2006, but will profit from the first full year of sales of the new Clio in Europe, as well as the release of phase-two models of Mégane, Espace and Trafic and the phase-three Master. Outside Europe, two new station wagon and van versions will be brought to market in the second half of 2006 to round out the Logan line. Furthermore, action plans focusing on our cost competitiveness, defined within the framework of the new business plan, will be deployed and start to bear fruit in 2006.

Overall, against a backdrop of higher raw material costs than in 2005, an extremely competitive European market and continuous international growth, Renault plans to achieve an operating margin of 2.5% of revenues in 2006 and stable unit sales compared to 2005.

Financial performance

Summary consolidated financial statements(*)

In application of regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2005 are prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) at December 31, 2005 and endorsed for application by European Commission regulations published in the Official Journal of the EU at December 31, 2005.

The comparative financial information for 2004 is presented under the same IFRS, in compliance with IFRS 1 on first-time adoption of IFRS. The impact of the transition to IFRS is described in Notes 3 and 34 of the Notes to the Consolidated Financial Statements(*).

In the transition to IFRS, Renault opted for early application of IAS 32 and 39 on financial instruments as of January 1, 2004.

Consolidated financial statements

€ million	2005	2004[1]
Sales of goods and services	39,978	38,923
Sales Financing revenues	1,360	1,369
Revenues	**41,338**	**40,292**
Cost of goods and services sold	(32,137)	(31,090)
Cost of Sales Financing	(926)	(912)
Research and development expenses	(2,034)	(1,676)
Selling, general and administrative expenses	(4,918)	(4,499)
Operating margin	**1,323**	**2 ,115**
Other operating income and expenses	191	(243)
Operating income	**1,514**	**1,872**
Net interest income (expense)	(95)	(22)
Interest income	*153*	*128*
Interest expenses	*(248)*	*(150)*
Other financial income and expenses, net	(232)	(309)
Financial expense	**(327)**	**(331)**
Share in net income (loss) of associates	**2,597**	**1,923**
Nissan	*2,275*	*1,689*
Other associates	*322*	*234*
Pre-tax income	**3,784**	**3,464**
Current and deferred taxes	(331)	(561)
Net income	**3,453**	**2,903**
Net income - minority interests' share	86	67
Net income - Renault share	3,367	2,836
Earnings per share[2] in euros	13.19	11.16
Diluted earnings per share[2] in euros	13.08	11.10
Number of shares outstanding (in thousands)		
for earnings per share	255,177	254,168
for diluted earnings per share	257,342	255,435

(1) *2004 figures restated for compliance with IFRS.*

(2) *Net income - Renault share divided by number of shares stated.*

(*) *Renault's consolidated financial statements are available on the Finance section of www.renault.com.*

Consolidated balance sheets - December 31

ASSETS - € million	2005	2004(1)
NON-CURRENT ASSETS		
Intangible assets	2,972	2,657
Property, plant and equipment	12,691	11,597
Investments in associates	12,452	9,713
Nissan	*10,477*	*7,929*
Other associates	*1,975*	*1,784*
Non-current financial assets	577	696
Deferred tax assets	309	565
Other non-current assets	358	403
Total non-current assets	**29,359**	**25,631**
CURRENT ASSETS		
Inventories	5,862	5,142
Sales Financing receivables	20,700	19,807
Automobile receivables	2,055	1,878
Current financial assets	1,871	1,398
Other current assets	2,413	2,398
Cash and cash equivalents	6,151	5,521
Total current assets	**39,052**	**36,144**
Total assets	**68,411**	**61,775**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	2005	2004(1)
SHAREHOLDERS' EQUITY		
Share capital	1,086	1,086
Share premium	3,453	3,453
Treasury shares	(456)	(508)
Revaluation of financial instruments	33	77
Translation adjustment	562	(216)
Other reserves	11,153	8,752
Net income - Renault share	3,367	2,836
Shareholders' equity - Renault share	**19,198**	**15,480**
Shareholders' equity - minority interests' share	463	384
Total shareholders' equity	**19,661**	**15,864**
NON-CURRENT LIABILITIES		
Deferred tax liabilities	231	454
Provisions - long-term	1,754	2,166
Non-current financial liabilities	5,901	5,404
Other non-current liabilities	516	426
Total non-current liabilities	**8,402**	**8,450**
CURRENT LIABILITIES		
Provisions - short-term	1,264	910
Current financial liabilities	2,547	2,447
Sales Financing debts	22,427	20,629
Trade payables	7,788	7,234
Current tax liability	215	197
Other current liabilities	6,107	6,044
Total current liabilities	**40,348**	**37,461**
Total shareholders' equity and liabilities	**68,411**	**61,775**

(1) 2004 figures restated for compliance with IFRS.

Financial performance

Changes in consolidated shareholders' equity

€ million	*Number of shares (thousands)*	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income (Renault share)	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at January 1, 2004[1]	***284,937***	**1,086**	**3,453**	**(519)**	**(35)**	**-**	**6,618**	**2,480**	**13,083**	**395**	**13,478**
Allocation of 2003 net income	-	-	-	-	-	-	2,480	(2,480)	-	-	-
Dividends	-	-	-	-	-	-	(357)	-	(357)	(35)	(392)
Cost of stock option plans	-	-	-	-	-	-	11	-	11	-	11
Change in other reserves	-	-	-	11	112	(216)	-	-	(93)	8	(85)
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	(51)	(51)
2004 net income[1]	-	-	-	-	-	-	-	2,836	2,836	67	2,903
Balance at December 31, 2004[1]	***284,937***	**1,086**	**3,453**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**
Allocation of 2004 net income							2,836	(2,836)			
Dividends	-	-	-	-	-	-	(459)	-	(459)	(60)	(519)
Cost of stock option plans	-	-	-	-	-	-	24	-	24	-	24
Change in other reserves	-	-	-	52	(44)	778	-	-	786	32	818
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	21	21
2005 net income	-	-	-	-	-	-	-	3,367	3,367	86	3,453
Balance at December 31, 2005	***284,937***	**1,086**	**3,453**	**(456)**	**33**	**562**	**11,153**	**3,367**	**19,198**	**463**	**19,661**

(1) 2004 figures restated for compliance with IFRS.

Consolidated statements of cash flows

€ million	2005	2004(1)
Cash flows from operating activities		
Net income	3,453	2,903
Cancellation of unrealized income and expenses:		
Depreciation and amortization	2,705	2,752
Share in net income (loss) of associates	(2,597)	(1,923)
Dividends received from associates	516	552
Other unrealized income and expenses	393	748
Cash flow	**4,470**	**5,032**
Financing for final customers	(12,998)	(11,917)
Customer repayments	12,485	10,824
Net change in renewable dealer financing	(304)	(35)
Decrease (increase) in Sales Financing receivables	**(817)**	**(1,128)**
Bond issuance by the Sales Financing Division	-	1,100
Bond redemption by the Sales Financing Division	(1,045)	(1,050)
Net change in other Sales Financing debts	3,119	667
Net change in other securities and loans of the Sales Financing Division	(39)	227
Net change in Sales Financing financial assets and debts	**2,035**	**944**
Decrease (increase) in working capital	**(603)**	**427**
Total	**5,085**	**5,275**
Cash flows from investing activities		
Capital expenditure	(4,018)	(3,923)
Acquisitions of investments, net of cash acquired	(59)	(127)
Disposals of property, plant and equipment and intangibles	1,073	607
Disposals of investments, net of cash acquired, and other	100	34
Total	**(2,904)**	**(3,409)**
Cash flows from financing activities		
Contributions from minority shareholders(2)	(2)	18
Dividends paid to parent company shareholders	(494)	(383)
Dividends paid to minority shareholders	(60)	(35)
Purchases / sales of treasury shares	56	-
Cash flows with shareholders	**(500)**	**(400)**
Bond issuance by the Automobile Division	245	407
Bond redemption by the Automobile Division	(388)	(290)
Net increase (decrease) in other financial liabilities of the Automobile Division(3)	(867)	(998)
Net decrease (increase) in other securities and loans of the Automobile Division	(149)	404
Net change in financial assets and liabilities of the Automobile Division	**(1,159)**	**(477)**
Total	**(1,659)**	**(877)**
Increase in cash and cash equivalents	**522**	**989**
Cash and cash equivalents: opening balance	**5,521**	**4,276**
Increase	522	989
Effect of changes in exchange rates and other changes	108	256
Cash and cash equivalents: closing balance	**6,151**	**5,521**

(1) *2004 figures for compliance with IFRS.*

(2) *Via capital increases or capital reductions.*

(3) *Renault repurchased part of its redeemable shares in 2004.*

Financial performance

Segment information - Consolidated income statements by Division

2005 - € million	Automobile	Sales Financing	Interdivision transactions[2]	Consolidated total
Sales of goods	38,602	-	-	38,602
Sales of services	856	520	-	1,376
Sales Financing revenues	-	1,360	-	1,360
External sales	**39,458**	**1,880**	**-**	**41,338**
Interdivision sales[2]	147	268	(415)	-
Revenues	**39,605**	**2,148**	**(415)**	**41,338**
Operating margin	**858**	**465**	**-**	**1,323**
Operating income	**1,058**	**456**	**-**	**1,514**
Financial expense				**(327)**
Share in net income (loss) of associates	**2,595**	**2**	**-**	**2,597**
Pre-tax income				**3,784**
Current and deferred taxes				(331)
Net income				**3,453**

2004[1] - € million	Automobile	Sales Financing	Interdivision transactions[2]	Consolidated total
Sales of goods	37,459	-	-	37,459
Sales of services	967	497	-	1,464
Sales Financing revenues	-	1,369	-	1,369
External sales	**38,426**	**1,866**	**-**	**40,292**
Interdivision sales[2]	302	234	(536)	-
Revenues	**38,728**	**2,100**	**(536)**	**40,292**
Operating margin	**1,640**	**461**	**14**	**2,115**
Operating income	**1,412**	**446**	**14**	**1,872**
Financial expense				**(331)**
Share in net income (loss) of associates	**1,923**	**-**	**-**	**1,923**
Pre-tax income				**3,464**
Current and deferred taxes				(561)
Net income				**2,903**

(1) 2004 figures restated for compliance with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.

Consolidated balance sheets by Division - December 31, 2005

ASSETS - € million	Automobile	Sales Financing	Interdivision transactions(1)	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment intangible assets	15,215	540	(92)	15,663
Investments in associates	12,439	13	-	12,452
Non-current financial assets – investments in non-controlled entities	2,107	17	(2,024)	100
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile Division	477	-	-	477
Deferred tax assets and other non-current assets	547	90	30	667
Total non-current assets	**30,785**	**660**	**(2,086)**	**29,359**
CURRENT ASSETS				
Inventories	5,851	11	-	5,862
Customer receivables	2,164	21,219	(628)	22,755
Current financial assets	1,917	590	(636)	1,871
Other current assets	1,858	1,977	(1,422)	2,413
Cash and cash equivalents	4,277	1,909	(35)	6,151
Total current assets	**16,067**	**25,706**	**(2,721)**	**39,052**
Total assets	**46,852**	**26,366**	**(4,807)**	**68,411**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	Automobile	Sales Financing	Interdivision transactions(1)	Consolidated total
Shareholders' equity	**19,628**	**2,015**	**(1,982)**	**19,661**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,724	217	44	1,985
Non-current financial liabilities	5,634	267	-	5,901
Other non-current liabilities	466	50	-	516
Total non-current liabilities	**7,824**	**534**	**44**	**8,402**
CURRENT LIABILITIES				
Short-term provisions	1,191	73	-	1,264
Current financial liabilities	3,289	-	(742)	2,547
Sales Financing debts	-	23,003	(576)	22,427
Trade payables	7,853	19	(84)	7,788
Other current liabilities and current tax liability	7,067	722	(1,467)	6,322
Total current liabilities	**19,400**	**23,817**	**(2,869)**	**40,348**
Total shareholders' equity and liabilities	**46,852**	**26,366**	**(4,807)**	**68,411**

(1) *Interdivision transactions are carried out under near-market conditions.*

Financial performance

Consolidated balance sheets by Division - December 31, 2004[1]

ASSETS - € million	Automobile	Sales Financing	Interdivision transactions[2]	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment intangible assets	13,814	528	(88)	14,254
Investments in associates	9,713	-	-	9,713
Non-current financial assets – investments in non-controlled entities	2,446	12	(2,224)	234
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile Division	462	-	-	462
Deferred tax assets and other non-current assets	799	140	29	968
Total non-current assets	**27,234**	**680**	**(2,283)**	**25,631**
CURRENT ASSETS				
Inventories	5,130	12	-	5,142
Customer receivables	1,988	20,146	(449)	21,685
Current financial assets	1,498	526	(626)	1,398
Other current assets	1,750	1,964	(1,316)	2,398
Cash and cash equivalents	4,451	1,074	(4)	5,521
Total current assets	**14,817**	**23,722**	**(2,395)**	**36,144**
Total assets	**42,051**	**24,402**	**(4,678)**	**61,775**
SHAREHOLDERS' EQUITY AND LIABILITIES - € million				
Shareholders' equity	**15,833**	**1,814**	**(1,783)**	**15,864**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	2,339	236	45	2,620
Non-current financial liabilities	5,389	407	(392)	5,404
Other non-current liabilities	375	51	-	426
Total non-current liabilities	**8,103**	**694**	**(347)**	**8,450**
CURRENT LIABILITIES				
Short-term provisions	846	64	-	910
Current financial liabilities	2,981	-	(534)	2,447
Sales Financing liabilities	-	21,226	(597)	20,629
Trade payables	7,307	-	(73)	7,234
Other current liabilities and current tax liability	6,981	604	(1,344)	6,241
Total current liabilities	**18,115**	**21,894**	**(2,548)**	**37,461**
Total shareholders' equity and liabilities	**42,051**	**24,402**	**(4,678)**	**61,775**

(1) 2004 figures restated for complience with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.

Consolidated cash flow statements by Division

2005 - € million	Automobile	Sales Financing	Interdivision transactions(2)	Consolidated total
Net income	3,320	313	(180)	3,453
Cancellation of unrealized income and expenses:				
Depreciation and amortization	2,658	103	(56)	2,705
Share in net income (loss) of associates	(2,595)	(2)	-	(2,597)
Dividends received from associates	516	-	-	516
Other unrealized income and expenses	206	186	1	393
Cash flow	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in Sales Financing receivables	-	(1,009)	192	(817)
Net change in Sales Financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
Cash flows from operating activities	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
Cash flows from investing activities	**(2,802)**	**(155)**	**53**	**(2,904)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial assets and liabilities of the Automobile Division	(545)	-	(614)	(1,159)
Cash flows from financing activities	**(1,045)**	**(180)**	**(434)**	**(1,659)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

2004(1) - € million	Automobile	Sales Financing	Interdivision transactions(2)	Consolidated total
Net income	2,725	271	(93)	2,903
Cancellation of unrealized income and expenses:				
Depreciation and amortization	2,662	104	(14)	2,752
Share in net income (loss) of associates	(1,923)	-	-	(1,923)
Dividends received from associates	552	-	-	552
Other unrealized income and expenses	580	162	6	748
Cash flow	**4,596**	**537**	**(101)**	**5,032**
Decrease (increase) in Sales Financing receivables	-	(1,132)	4	(1,128)
Net change in Sales Financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	532	(74)	(31)	427
Cash flows from operating activities	**5,128**	**223**	**(76)**	**5,275**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment	(2,901)	(305)	74	(3,132)
Disposals of property, plant and equipment and intangibles	490	160	(43)	607
Acquisition of investments, net of disposals and other	(85)	(8)	-	(93)
Cash flows from investing activities	**(3,284)**	**(156)**	**31**	**(3,409)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial assets and liabilities of the Automobile Division	(464)	-	(13)	(477)
Cash flows from financing activities	**(864)**	**(100)**	**87**	**(877)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**980**	**(33)**	**42**	**989**

(1) 2004 figures restated for compliance with IFRS.

(2) Interdivision transactions are carried out under near-market conditions.

Photo credits:

B. Asset: p. 37,
J. Bailey: p. 31,
O. Banet: cover, pp. 32, 33,
B. Barbey (Magnum): cover, pp. 34-35, 44, 45, 49, 54-55, 72,
A. Bernier: pp. 3, 9, 22, 23, 66-67,
C. Cabrol: pp. 5, 7, 16,
P.D. Casteran: pp. 8, 20-21, 24,
S. Charonat: p. 37,
A. Chatelain: p. 31,
F. Christophorides: p. 37,
C. Cugny: pp. 33, 46, 47,
P. Curtet (Rapho): pp. 22, 33, 52,
Dingo: pp. 26, 27, 76-77,
DPPI: pp. 50, 51, 52,
D. Dumas: pp. 32, 33,
G. Esmieu: p. 32,
S. Foulon: pp. 9, 27,
S. Franklin (Magnum): pp. 2, 17, 59,
E. Gijon-Garcia: p. 27,
H. Gruyaert: cover,
P. Kalvar: p. 16,
K Incentive: p. 41,
A. Kouzmine: p. 2,
J.F. Lange: p. 69,
LAT Photographie: pp. 3, 50,
A. Larocca: p. 40,
T. Le Cam: p. 68,
B. Levy: p. 40,
B. Martinez: p. 31,
S. Millet: p. 11,
PhotoDisc: p. 71,
Photothèque Dacia: p. 33,
Photothèque Nissan: pp. 56, 57, 62, 63,
Photothèque Renault: pp. 30, 31, 32, 33, 39, 43, 45, 47, 49, 75,
Photothèque Renault Samsung Motors: pp. 25, 28, 33,
Photothèque Renault Trucks: p. 53,
F. Pitchal: p. 2,
Publicis Consultants RP: p. 73,
Rens Van Mierlo: pp. 12-13,
C. Sasso Tomai: p. 15,
P. Sautelet: cover, pp. 27, 28, 30,
Spingler: p. 42,
Studio Pons: pp. 3, 18, 27, 29, 36, 39, 40, 70, 74,
Wako Uno: p. 24,
P. Zachmann (Magnum): cover, pp. 38, 46, 48, 58.

RENAULT
13-15 Quai Le Gallo
92513 BOULOGNE-BILLANCOURT Cedex
FRANCE
Tel.: +33 (0)1 76 84 04 04
www.renault.com

INVESTOR RELATIONS DEPARTMENT
CORPORATE COMMUNICATIONS DEPARTMENT

RENAULT